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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 10-1-03

SEC MAIL PROCESSING SECTION RECEIVED OCT 29 2003 WASH. D.C. 181

PROCESSED OCT 30 2003 THOMSON FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 001-14690

Super-Sol Ltd.
(Translation of registrant's name into English)

Shmotkin Benyamin St. Rishon LeZion, 75363 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERSOL LTD.
30, SHMOTKIN St.
RISHON LE-ZION 75363
ISRAEL

(Registrant)

Date 23.10.03

By: ________________
(Signature)*

* Print the name and title of the signing officer under his signature.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16

Super-Sol Ltd.

Annual Report 2002



A Member of the IDB Group





Board of Directors

Dalia Lev, Chairperson

Ami Erel

Ehud Houminer

Jacob Hornik (*)

Avshalom Hershkovitz

Doron Tamir (*)

Eliahu Cohen

Oren Lieder

(as of December 31, 2002)

Lenny Recanati

(*) External Director

Management

Chaim Elkan, Acting Chief Executive Officer
(as of March 12, 2003)

Amiaz Sagis
Chief Executive Officer (until March 12, 2003)

Israel Einhoren
Executive Vice President – Marketing & Commerce

Itzik Zion
Executive Vice President – Chief Financial Officer

Eli Aharoni
Director of Operations

Chaim Ashkenazi
Director of Human Resources & Administration

David Gedalia
Director of Universe Club

Hanna Gendel-Guterman
Director of Economics, Research & Control

Rami Ziv
Director of Research & Development

Linda Shafir
General Counsel & Corporate Secretary

Isaac Shefer
Director of Information Technology

Michal Dadon-Yageel
Corporate Controller

Levi Shteinboim
Internal Auditor





Contents

We are pleased to present the Report of the Board of Directors for the year 2002 in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports) – 1970.

A. The Company and its Business Environment

The Company's main business is retail marketing of food and other products, in supermarket stores.

At the end of 2002, the Company was operating 170 stores in six supermarket chains:
Super-Sol - 38 stores, Hyper-Netto – 78 stores, Birkat Rachel - 8 stores, Universe Club - 9 stores, Cosmos - 14 stores and Food Warehouses - 23 stores. Net-Sal represents an additional marketing vehicle of the Company. It enables the Company's customers to place home-delivery orders for supermarket products via the telephone, fax or Internet.

During the year the Company opened ten new stores: seven new stores in the Hyper-Netto format and one store in each one of Food Warehouses, Universe Club and Cosmos formats. The Company closed one store in each one of the Super-Sol and Hyper-Netto formats during the year.

In addition, during the year the Company converted 24 stores: two Super-Sol stores, 20 Hyper-Netto stores, one Birkat Rachel store and one Cosmos store were converted to other chains – 20 stores to the Food Warehouses chain, two stores to the Hyper-Netto chain, one store to the Cosmos chain and one store to the Universe Club chain.

The overall area of the stores at the end of 2002 is 379,000 sq.m., compared to 356,100 sq.m. at the end of 2001.

The Impact of Accounting Standard Number 15 – "Impairment of Assets"

In February 2003 the Israeli Accounting Standards Board released Israeli Accounting Standard No. 15 – "Impairment of Assets" (hereafter – "Standard 15"). This standard is based on International Accounting Standard No. 36 – "Impairment of Assets". The standard stipulates the recording of an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount is the greater of the net selling price and the present value of estimated future cash flows expected to result from the use and disposition of the asset (hereafter – "value in use"). On the other hand, the standard stipulates that if the recoverable amount of the asset exceeds its carrying amount, this is not reflected in the financial statements. The Company calculated the recoverable amount for every store and every other rental property (hereafter – "cash-generating unit"), altogether about 200 real estate assets.

The Company's financial statements for the year ended December 31, 2002 include the early implementation of Standard 15. As a result of the initial implementation of the standard, and due to the deterioration in the economic conditions, the Company recorded a loss from the impairment of certain of its assets in the amount of NIS 184 million before tax (NIS 128 million after tax). This impairment loss represents 6.8% of the fixed and other assets amounting to NIS 2.70 billion, prior to the recording of the impairment loss. This loss reflects the difference between the carrying amount of the assets prior to the implementation of the standard, and their recoverable amount at that date. It is noteworthy that the recoverable amount of the majority of the Company's assets exceeds their carrying amount by a sum higher than the loss recorded due to the implementation of the standard. This fact was not reflected in the financial statements in accordance with Standard 15. Furthermore, the Company recorded its equity in the loss of an affiliated company in the amount of NIS 10 million in respect of the impairment of assets recorded by the affiliated company. *The affiliated company did not record deferred taxes in respect of the impairment loss.*

In examining the impairment in value of a cash-generating unit, goodwill and corporate assets (such as head office assets and the Company's warehouses) related to the cash-generating unit were taken into account. Furthermore, overhead costs that can be directly related or reasonably allocated to a cash-generating unit, were taken into account in calculating the value in use of a cash-generating unit. In determining the value in use of a cash-generating unit, the Company used cash flow forecasts reflecting the present condition of the asset and representing the best estimate of the economic conditions prevailing during the remainder of the useful life of the asset. These cash flows were discounted at pre-tax discount rates of 12% and 10% for stores and rental properties, respectively.

The Company made use of real estate valuations in determining the net selling price of buildings, including land and leasehold rights.

B. <u>Operating Results</u>

Percentage changes are calculated based on the Company's results in NIS thousands.

<u>2002 compared to 2001</u>

Revenues for 2002 reached NIS 6.77 billion, a decrease of 1.2% compared to NIS 6.86 billion in the prior year. The Company's same store sales decreased by 7.5% during the year compared to the prior year. The decrease in sales is mainly the result of the deepening recession, the real decrease in food prices and the increasing competition in the supermarket sector including the opening of new stores.

The Company's financial statements are adjusted for inflation according to the increase in the Consumer Price Index. On the other hand, actual sales are impacted only by the Food Price Index. During the year the Consumer Price Index increased 6.5% while the Food Price Index increased 4.9% only. This gap that opened between the two indices means that food prices decreased in real terms: by an average of 3% during the year compared to the prior year. This had a negative impact on sales growth.

The difficult economic situation, the inflationary erosion in salaries and disposable income and the increase in the unemployment rate contributed to the decline in the public's purchasing power compared to in the prior year. According to the data of the Israeli Central Bureau of Statistics, in 2002 there was an inflationary erosion of 5.6% in wages compared to the prior year and the unemployment rate is on the rise. The average weekly unemployment rate was 10.3% in 2002 compared to 9.4% in 2001.

The increase of 1% in the VAT rate to 18%, that came into effect in June 2002 also contributed to the decrease in sales.

The above is reflected in private consumption per capita figures: during the second half of 2002 per capita spending on durable goods decreased at an annual rate of 16%. Purchases of household equipment decreased significantly (11.7%) as did food purchases (3.8%).

Revenues from rentals and operation of shopping malls were NIS 61 million for 2002, compared to NIS 71 million in 2001. The decrease is due to the sale of the Company's holdings in Avnat Ltd. at the beginning of 2002.

Gross profit was NIS 1.79 billion in 2002, a decrease of 3.0% compared to NIS 1.84 billion for the prior year. Gross margin was 26.7% for 2002, compared to 27.2% in 2001. The decrease in the gross profit margin is the result of the increasing competition in the supermarket sector, the conversion of stores to discount formats, the real decrease in food prices and the erosion of the inventory.

The financial results for the year reflect an increase of 6.5% in the Consumer Price Index, while the results for the prior year reflect an increase of 1.4% in the Index. The difference of 5.1% resulted in a decrease of NIS 27 million in gross profit and operating profit for 2002 compared to the prior year, due to the inflationary adjustment of the opening balance of the inventory. Gross profit for the year includes an increase of NIS 18 million in discounts received from suppliers compared to the prior year. This increase was recorded subsequent to the settlement of accounts for 2002 by the date the financial statements were signed. In the prior year the recording of a small part of the supplier discounts was deferred as settlement of accounts ended subsequent to the signing of the financial statements.

Operating, selling, general and administrative costs were NIS 1.64 billion during 2002, an increase of 4.5% compared to NIS 1.57 billion during the prior year. The ratio of operating, selling, general and administrative costs to total revenues was 24.3% compared to 22.9% during the prior year. The increase in expenses is attributable primarily to the increase in rentals, municipal taxes and depreciation due to the opening of new stores, increased credit card transaction processing fees, increased security costs in stores further to the deterioration in the security situation, and the sharp rise in electricity tariffs, net of the decrease in salary expenses.

Operating profit for the year was NIS 207 million, a decrease of 39.8% compared to NIS 342 million in the prior year. The operating margin was 3.1% compared to 5.0% the prior year.

The Company's financing expenses, net were NIS 7 million for the year, compared to NIS 24 million in the prior year. The decrease in the Company's financing expenses, net is mainly due to the increase of 6.5% in the Consumer Price Index during the year, which resulted in financing income from the inflationary erosion of the excess of unlinked monetary liabilities over unlinked monetary assets, net. In 2001 the Consumer Price Index increased by 1.4%.

B. Operating Results (cont'd)

During 2002, the Company recorded other expenses, net of NIS 166 million, mainly due to the loss of NIS 184 million in respect of the impairment of assets according to Statement 15 mentioned above, net of capital gains of NIS 26 million from the sale of the Company's holdings in Avnat Ltd. During 2001 the Company recorded other expenses, net of NIS 3 million mainly due to capital losses.

The Company's tax expense for 2002 was NIS 25 million, a decrease of 76.7% compared to NIS 108 million for the prior year. The effective tax rate for 2002 was 73.8%, compared to 34.4% for the prior year, because deferred taxes were not recorded in respect of that part of the impairment loss according to Statement 15 that was allocated to land and goodwill, and due to the taxes in respect of the sale of the Company's holdings in Avnat Ltd.

The Company's equity in the loss of an affiliated company, net was NIS 22 million for 2002 and resulted mainly from the loss from impairment of assets in accordance with Statement 15 recorded by the affiliated company. The affiliated company did not record deferred taxes in respect of the impairment loss because the utilization of the deferred tax asset is uncertain.

Net loss for 2002 was NIS 14 million, compared to net profit of NIS 205 million in the prior year.

The Company's fully-diluted loss per NIS 0.1 par value of shares for 2002 was NIS 0.07 per share, compared to earnings per share of NIS 1.01 during the prior year.

The return on equity was –0.7% in 2002, compared to 11.0% for 2001.

2001 compared to 2000

Revenues for 2001 increased 7.8% to NIS 6.86 billion, compared to NIS 6.36 billion for 2000. The increase in revenues was due mainly to the contribution of the new stores.

Same store sales decreased 3.2% in 2001 compared to 2000, mainly as a result of the opening of new stores, both by the Company and by competitors, and the continued slowdown of the Israeli economy during 2001.

Gross profit increased 9.3% to NIS 1.84 billion for 2001, compared to NIS 1.69 billion for 2000. The gross margin was 27.2% for 2001, compared to 26.8% for 2000. The improvement in gross profit was due mainly to the continued increase in the volume of self-distribution and sales of private label products and the continued improvement in category management and inventory management.

Operating, selling, administrative and general expenses in 2001 increased 8.9% to NIS 1.57 billion, compared to NIS 1.45 billion for 2000. The ratio of operating, selling, administrative and general expenses to total revenues was 22.9%, compared to 22.7% for 2000.

As a result of the above, operating profit for 2001 increased 13.7% to NIS 342 million, compared to NIS 301 million for 2000. The operating margin increased to 5.0%, compared to 4.7% for 2000.

Net financing expenses for 2001 were NIS 24 million, compared to net financing expenses of NIS 25 million in 2000.

During 2001, the Company had other expenses, net of NIS 3 million, resulting mainly from capital losses. In 2000, the Company had other income, net of NIS 7 million, which consisted primarily of capital gains of NIS 16 million from the sale of a plot of land by a subsidiary, net of a provision of NIS 6 million for losses from a store that was not opened due to licensing difficulties, and net of a capital loss of NIS 3 million from the closing of stores.

The Company's tax expense for 2001 increased 4.0% to NIS 108 million, compared to NIS 104 million in 2000. The Company's effective tax rate for 2001 was 34.4%, compared to 36.7% for 2000. The low effective tax rate for 2001 resulted from the recording of a deferred tax asset of NIS 6 million, due to the increased probability of the utilization of capital losses for tax purposes carried-forward from prior years, subsequent to the sale of the Company's holdings in Avnat Ltd. after the balance sheet date.

Net profit for 2001 increased 14.4% to NIS 205 million, compared to NIS 179 million for 2000.

B. Operating Results (cont'd)

The Company's fully diluted earnings per NIS 0.1 par value of shares for 2001 increased 14.4% to NIS 1.01 per share, compared to NIS 0.88 per share for 2000.

The return on equity was 11% in 2001, compared to 10.3% for 2000.

The three months ended December 31, 2002 compared to the same period in the prior year

The Company's revenues in the fourth quarter of 2002 were NIS 1.61 billion, a decrease of 7.8% compared to NIS 1.74 billion in the fourth quarter in the prior year. Same store sales decreased by 12.5% during the quarter, compared to the same period in the prior year. The decrease in sales during the quarter is explained by the deepening recession in the Israeli economy, the decrease in real terms of food prices and the increasing competition in the supermarket sector including the opening of new stores, as mentioned above.

Revenues from rentals and operation of shopping malls were NIS 13 million for the fourth quarter, compared to NIS 19 million for the fourth quarter in the prior year. The decrease is due to the sale of the Company's holdings in Avnat Ltd. at the beginning of 2002, as mentioned above.

Gross profit was NIS 434 million for the quarter, a decrease of 8.5% compared to NIS 474 million for the fourth quarter in the prior year. Gross margin was 27.2% for the fourth quarter this year compared to 27.5% for the fourth quarter in the prior year. The decrease in the gross profit margin is the result of the increasing competition in the supermarket sector, the conversion of stores to discount formats and the real decrease in food prices. Gross profit for the quarter includes an increase of NIS 12 million in discounts received from suppliers compared to the prior year. This increase was recorded subsequent to the settlement of accounts for 2002 by the date the financial statements were signed. In the prior year the recording of a small part of the supplier discounts was deferred as settlement of accounts ended subsequent to the signing of the financial statements.

Operating, selling, general and administrative costs were NIS 402 million during the fourth quarter, a decrease of 0.1% compared to NIS 403 million during the same quarter in the prior year. The ratio of operating, selling, general and administrative costs to total revenues was 25.1% compared to 23.1% during the same period in the prior year. The decrease in the expenses is attributable primarily to the decrease in salary expenses, net of the effect of the increase in rentals, municipal taxes and depreciation due to the opening of new stores, increased security costs in stores further to the deterioration in the security situation, and the sharp rise in electricity tariffs.

Operating profit for the fourth quarter was NIS 45 million, a decrease of 50.4% compared to NIS 90 million in the same period in the prior year. The operating margin was 2.8% compared to 5.2% in the prior year.

Financing expenses, net during the fourth quarter of 2002 were NIS 12 million, compared to NIS 14 million during the same period in the prior year. The decrease in the Company's financing expenses, net is mainly due to financing income recorded during the quarter in respect of the Company's investments in marketable securities and short-term deposits.

In the fourth quarter the Company recorded other expenses, net of NIS 190 million, which resulted mainly from the loss of NIS 184 million from impairment of assets according to Standard 15.

In the fourth quarter of 2002 the Company recorded tax income of NIS 50 million due to the recording of a deferred tax asset in respect of the impairment loss according to Statement 15. During the same quarter in the prior year the Company recorded a tax expense of NIS 19 million.

The Company's equity in the loss of an affiliated company, net was NIS 11 million in the fourth quarter of 2002 and resulted mainly from the loss from impairment of assets in accordance with Statement 15 recorded by the affiliated company. The affiliated company did not record deferred taxes in respect of the impairment loss because the utilization of the deferred tax asset is uncertain.

The Company's net loss for the fourth quarter was NIS 118 million, compared to a profit of NIS 54 million during the same quarter in the prior year.

The Company's fully-diluted loss per NIS 0.1 par value of shares for the fourth quarter was NIS 0.58 per share, compared to earnings per share of NIS 0.27 during the same period in the prior year.

B. **Operating Results (cont'd)**

Condensed consolidated quarterly statements of income for the year ended December 31, 2002 (in NIS millions)

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Revenues	1,776	1,668	1,721	1,606	6,771
Operating profit	79	37	46	45	207
Financial income (expenses), net	3	12	(10)	(12)	(7)
Other income (expenses), net	25	2	(3)	(190)	(166)
Earnings before income taxes	107	51	33	(157)	34
Income taxes	42	21	12	(50)	25
	65	30	21	(107)	9
Company's equity in losses of affiliate, net	(8)	(2)	(1)	(11)	(22)
Minority interest in earnings of subsidiary	(1)	-	-	-	(1)
Net earnings (loss)	56	28	20	(118)	(14)

Supermarket business in Israel is subject to seasonal fluctuations, mainly because of sales increases due to Jewish holidays, the timing of which varies from year to year. Holiday shopping usually begins a week or two before the date of each holiday.

C. **Financial Position, Liquidity and Financing Resources**

Cash Flow from Operating Activities

Net cash from operating activities was NIS 137 million in 2002, compared to NIS 388 million in the prior year. In 2000, the Company factored part of the credit card receivables in the amount of NIS 162 million. The Company continued to factor such receivables in 2001 in the amount of NIS 160 million. In 2002 the Company did not factor credit card receivables due to the obtaining of alternative sources of financing from the issue of notes in the amount of NIS 419 million at the beginning of 2002 as described below. Therefore, the accounts receivable balance as of December 31, 2002 increased significantly compared to the balance as of December 31, 2001. Excluding the effect of the factoring of credit card receivables, net cash from operating activities were NIS 297 million in 2002, compared to NIS 390 million in the prior year. Furthermore, in 2002 cash flows from operating activities decreased by NIS 152 million due to the decrease in the accounts payable balance, compared to an increase of NIS 92 million in 2001. The decrease in 2002 was mainly due to the decrease in the proportion of sales of non-food products, which are characterized by longer supplier credit terms than food products, and by the decrease in purchases during the fourth quarter resulting from the decrease in sales.

C. **Financial Position, Liquidity and Financing Resources (cont'd)**

Cash Flow from Investing Activities

Net cash outflow from investing activities was NIS 377 million in 2002, compared to NIS 323 million in 2001.

The Company invested NIS 305 million in fixed assets during 2002, compared to NIS 326 million in the prior year.

The investments in 2002 were as follows:

	NIS millions
Acquisition and establishment of new stores	144
Investments in existing stores	109
Distribution center	36
Gidron factories	10
Real estate	6
Total	305

Cash Flow from Financing Activities

The Company's net cash inflow from financing activities for 2002 amounted to NIS 267 million, compared to NIS 42 million in 2001 due mainly to the issue of notes in the amount of NIS 419 million, net of a dividend distribution amounting to NIS 101 million in 2002 compared to a dividend of NIS 52 million in 2001.

Following are the average balances during the year of balance sheet items, based on a quarterly calculation:

	NIS millions
Long-term loans and notes	815
Short-term bank credit	10
Trade payables	952
Accounts receivable	803

At the end of the year, the Company's consolidated net short-term assets (cash, deposits and marketable securities net of short-term bank credit) were NIS 151 million, compared to net short-term borrowings of NIS 42 million at the end of the prior year.

The ratio of loans and notes to total assets was 20.4% at the end of 2002, compared to 13.3% at the end of 2001.

The shareholders' equity at the end of 2002 was NIS 1.83 billion, compared to NIS 1.92 billion at the end of 2001. The ratio of shareholders' equity to total assets was 46.9% at the end of 2002, compared to 48.9% at the end of the prior year.

D. Risk Factors

The Company distributes a large portion of its products from one distribution center.
In 1998 the Company opened a new distribution center from which the Company distributes to its supermarkets a large portion of the products they carry. The inability of the Company to utilize the distribution center for any reason, including as a result of fire or labor unrest, may significantly impair the Company's ability to distribute its products to its supermarkets and would adversely affect its profit margin.

The Company's operating results are subject to quarterly fluctuations of sales and profits and may be difficult to predict.
The supermarket industry in Israel is subject to fluctuations in quarterly sales and profits, primarily because holiday shopping seasons (and the increased sales attributable thereto) occur in different quarters from year to year. In addition, the Company enters into agreements with its suppliers relating to volume discounts. The timing of the accrual of these discounts can cause quarterly fluctuations in the Company's financial results. The timing of the opening of new stores also has an impact on the Company's quarterly results.

The Company may experience supply constraints of dairy, poultry and other products because of its reliance on a limited number of suppliers of such products.
The Company purchases most of its dairy and poultry products from one supplier, which holds a leading position in the domestic dairy and poultry markets. In 2002, approximately 10.8% of the Company's sales were attributable to products of this supplier. In 2002, the Company's six largest suppliers accounted for approximately 31.4% of sales at the Company's supermarkets. There can be no assurance that these large suppliers or other suppliers will not significantly alter their pricing policy or encounter difficulties in providing such products to the Company and, in either case, the Company's business, financial condition and results of operations may be adversely affected.

Changes in the Company's product mix may adversely affect certain financial indicators.

In accordance with retail industry standards, sales per square meter of non-food products are lower than sales per square meter of food products. Therefore, the expansion of sales of non-food products reduces the Company's sales per square meter. Furthermore, gross profit margins vary from product to product, and between store formats, thus changes in the Company's product mix or store format mix result in changes in the gross margin and the operating margin.

If the Company is unable to obtain permits, licenses and real estate documentation for certain supermarkets, it may be required to close such supermarkets.
The operation of the Company's supermarkets, the acquisition of new supermarkets and the Company's real estate development activities require a number of licenses and permits from governmental authorities. Some of the Company's supermarkets require licenses or permits that have not yet been obtained or have expired and require renewal. The Company also leases or owns a number of supermarkets as to which it lacks documentation of real estate ownership registration. There can be no assurance that the Company will not encounter significant difficulties or incur expenses, in obtaining the requisite licenses, permits, or other real estate ownership registration documentation. If the Company is unable to obtain these licenses or permits, it may be required to close or to take other remedial action in respect of these supermarkets or real estate developments.

The operating results of the Company may suffer due to unfavorable regulation of the Company's operations, particularly price controls, minimum wage law and labor law.
Certain food products (including certain types of bread, flour, eggs and margarine) sold by the Company are subject to government-imposed price controls. In addition, the salaries of a substantial majority of the Company's employees are based on the minimum wage, which is set by the Israeli Minimum Wage Law, 1987 (the "Minimum Wage Law"). The wages payable pursuant to the Minimum Wage Law were increased by 10%, effective April 1, 2001. Any future imposition of more extensive price controls or increase in the minimum wages payable pursuant to the Minimum Wage Law may have an adverse effect on the Company's business, financial condition and results of operations.

D. Risk Factors (cont'd)

The Company is dependent upon economic and political conditions in Israel.

The Company and its subsidiaries are incorporated under the laws of, and have their offices and operations in, the State of Israel. In addition, all of the Company's revenues are derived in Israel and a substantial majority of the goods that the Company sells are grown, manufactured or processed in Israel. Consequently, the Company's financial performance is directly influenced by the political, economic and military conditions affecting Israel. Any significant deterioration in the military situation in Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may suffer from reduced revenues, reduced margins and loss of market share due to the competition on the retail industry.

The supermarket industry in Israel is highly competitive. The Company competes with other supermarket chains, as well as with grocery stores, supermarkets, open-air markets, specialist shops and other retailers selling supermarket goods. Competitive pressures may result in lower prices, loss of market share or reduced profit margins on the Company's products.

Inflation rate fluctuations, interest rate fluctuations and other capital market conditions could result in variability in the Company's reported financial results.

The Company owns properties and conducts its operations in Israel and therefore prepares inflation-adjusted financial statements in accordance with Israeli GAAP. Furthermore, substantially all of the Company's assets, liabilities, revenues and expenses are denominated in NIS. As a result, fluctuations in the Israeli inflation rate could have a material impact on the Company's financial results in respect of the excess of unlinked monetary liabilities over monetary assets. Furthermore, the Company's financial expenses are subject to fluctuations in respect of interest rate changes affecting loans received from banks and others.

The Company may be unable to grow.

Some of the Company's sales growth is obtained from opening new stores or expanding or improving existing stores. A decline in the generation of cash flows from operating activities may adversely affect the Company's expansion plans and cause the Company's growth to slow significantly. Furthermore, the Company may not be able to open new stores in desirable locations or at a reasonable cost.

The Company has achieved some of its past growth from acquisitions. Future acquisitions will require the approval of the Israeli antitrust authorities, and there can be no assurance that such approval can be obtained.

On October 10, 2001, the Israeli Antitrust Controller issued his decision objecting to the merger between Blue Square Israel Ltd. and Yarkon (Plus 2000) Food Wholesale Ltd. (a privately owned supermarket). In this decision the Controller determined, among other matters, that the competition in the Israeli food retail industry is decreasing and the centralization of the industry is increasing. The Company cannot assess the impact of the Controller's policy as is reflected by this decision on its affairs and business.

The Company is subject to risks of real estate ownership.

The Company owns, partially or entirely, a number of shopping malls and commercial centers in which the Company's stores are anchor tenants. These properties are subject to the risks incident to the ownership of real property, including adverse changes in Israeli economic conditions that may adversely affect the national or regional real estate markets, which may adversely affect the Company's properties, and the carrying amount of these properties in the Company's financial statements according to Accounting Standard No. 15 concerning impairment of assets. These risks include increases in operating expenses, adverse changes in the financial condition of tenants and other factors which are beyond the Company's control. The Company's inability to attract or retain tenants would also have an adverse effect on its real estate operations.

E. Report on Exposure to Market Risks and Management Thereof

Responsibility for market risk management in the Company

Mr. Itzik Zion – Executive Vice President and CFO is responsible for market risk management in the Company.

Market risk

Market risk is the risk of changes in the value of financial instruments caused by fluctuations in interest rates, Consumer Price Index, foreign currency exchange rates and equity prices.

Consumer Price Index risk

Due to the difference between unlinked Shekel denominated assets and liabilities, the Company is exposed to the erosion of the monetary assets and liabilities in the balance sheet caused by changes in the Consumer Price Index ("CPI"). According to Israeli GAAP, the financial statements are adjusted to the CPI published for the month of the balance sheet date, whereas the long-term loans from banks and others and the notes issued by the Company are linked to the index for the month preceding the balance sheet date ("the known index"). Therefore the Company is exposed to the effect of changes in the known index relative to changes in the index for the month of the balance sheet date.

Monetary assets and liabilities analyzed by currency and linkage base (adjusted for inflation as of December 2002):

	December 31, 2002				
	Israeli currency		Foreign		
	Non-linked	Linked to Israeli CPI	currency or linked thereto	Other	Total
	Adjusted NIS (millions)				
Cash and cash equivalents	67	-	1	-	68
Marketable securities	28	79	-	-	107
Trade receivables, net	703	-	-	-	703
Other receivables	35	23	-	12	70
Long-term loans and funds, including current maturities	-	18	-	4	22
	833	120	1	16	970
Bank credit	24	-	-	-	24
Trade payables	861	-	1	-	862
Other payables	272	21	-	-	293
Dividend proposed	72	-	-	-	72
Notes, including current maturities	-	427	-	-	427
Liabilities to banks and others including current maturities	50	320	-	-	370
	(1,279)	(768)	(1)	-	(2,048)
	(446)	(648)	-	16	(1,078)

E. Report on Exposure to Market Risks and Management Thereof (cont'd)

	December 31, 2001				
	Israeli currency		Foreign		
	Non-linked	Linked to Israeli CPI	currency or linked thereto	Other	Total
	Adjusted NIS (millions)				
Cash and cash equivalents	41	-	-	-	41
Trade receivables, net	618	1	-	-	619
Other receivables	43	16	-	10	69
Long-term loans and funds, including current maturities	-	20	-	4	24
	702	37	-	14	753
Bank credit	4	-	-	-	4
Trade payables	1,021	-	-	-	1,021
Other payables	266	10	1	-	277
Dividend proposed	102	-	-	-	102
Liabilities to banks and others including current maturities	115	403	3	-	521
	(1,508)	(413)	(4)	-	(1,925)
	(806)	(376)	(4)	14	(1,172)

During the year, the Company purchased forward contracts on the US dollar and Euro exchange rates. The Company had no open derivative positions as of the balance sheet date. The Company's maximal investment in derivatives was on June 30, 2002.

The Company's maximal derivative positions were as follows:

	$		Euro	
	Par value	Fair value	Par value	Fair value
	Long – up to one year		Long – up to one year	
	Adjusted NIS (millions)			
Forward contracts				
For hedging purposes (recognized for accounting purposes)	10	10	2	2

Interest risk

The Company is exposed to the effect of changes in interest rates on the balance of long-term and short-term bank loans.

Equity price risk

During the year, the Company invested in short-term CPI-linked government bonds traded on the Tel-Aviv Stock Exchange. The Company is exposed to changes in the market value of these bonds.

E. **Report on Exposure to Market Risks and Management Thereof (cont'd)**

Market risk policy

According to the Board of Directors' policy, the Company management invests its liquid surplus with the aim of attaining an adequate return while maintaining a balance between risk and return.

The Company does not usually use interest rate derivatives for hedging purposes because management believes that any future increase in interest rates will not have a material effect on the financial results. However, the Company may use derivatives for hedging purposes according to management's discretion.

During the year the Company used derivatives in order to match the linkage bases of its financial assets and liabilities as much as possible.

The Company does not invest in entities whose primary activity involves short selling of derivatives.

Control measures and policy application

The Company monitors the changes in interest rates, Consumer Price Index and yield-to-maturity of bonds.

The Company's Investment Committee, which is subordinate to the Company's CEO, has responsibility for the matter of financial exposure, development of hedging policy, supervision of its application and immediate reaction to unusual market events.

The Investment Committee includes the Company's Chief Financial Officer, Treasurer and Deputy Vice President – Marketing. The Committee occasionally consults capital market experts. The Investment Committee convenes as required and at least once a month.

F. **Interim Dividend**

The Company's Board of Directors decided to distribute a dividend for 2002 of 353.8% (NIS 0.35 per share). The amount of the dividend, net of the amount payable to a subsidiary was NIS 72 million. The dividend was paid on February 3, 2003 to the shareholders of record as of January 16, 2003.

G. **Compensation of Senior Executives**

Option plan

At the Board of Directors' meeting on May 14, 2002, it was decided to approve an additional plan to issue options to the Company's employees.

Under the plan, 1,088,184 options exercisable for shares of par value NIS 0.1 were granted without consideration, by means of a private placement, to twelve of the Company's employees at various executive levels.

Additional details are provided in Note 12B to the financial statements.

Determination of salaries and bonuses

In determining the salaries and bonuses of senior executives, the Board of Directors considers the contribution of the executives to the activities of the Company, the Company's profitability and the return on equity.

H. Community Involvement

The Company policy is to grant assistance primarily to entities that support needy sectors of the population, that are legally registered and to whom the contributions are recognized for tax purposes. Furthermore, the Company engages in community activities such as the employment of disabled persons in the Company's stores, as described below.

The Company makes contributions to entities that assist needy sectors of the population. During 2002 approximately NIS 283 thousand were contributed.

The Company also contributed to the community with the following activities:

a. Employment of mentally disabled – during 2002 approximately 100 youths were employed as salaried employees in the Company's stores.
b. Collection of contributions from the general public for the benefit of contribution campaigns of various entities, such as the Cancer Foundation, Variety, The Center for Emotional and Social Aid to Traumatic Stress Victims.
c. The Company collects and distributes groceries for the benefit of the needy, mainly on the Jewish New Year and Passover holidays.

The Company is not committed to making future contributions.

I. Delisting of the Company's Shares from Trading in the United States

On November 20, 2002 the Company's Board of Directors resolved to delist the Company's American Depositary Shares (hereafter – "ADS") from trading on the New York Stock Exchange (hereafter – "NYSE"). Subsequent to the completion of the requisite steps, trading of the Company's ADSs on the NYSE ceased on December 26, 2002.

J. The Board of Directors

During the year, the Board of Directors held eleven meetings. The committees of the Board of Directors held additional meetings.

On March 12, 2003 the Company's Board of Directors resolved to appoint Mr. Chaim Elkan, who has served as an Executive Vice President and employee of the Company for sixteen years, also as Acting Chief Executive Officer of the Company until the appointment of a Chief Executive Officer (hereafter – "CEO"). The appointment is effective as of March 12, 2003, with the resignation of Mr. Amiaz Sagis, the CEO until that date.

The Board of Directors thanks Mr. Sagis for his contribution to the Company and wishes him success in his future endeavors. The Board also wishes Mr. Elkan the best of success in his new capacity.

The Board of Directors wishes to express its appreciation to the staff and management for their contribution to Company's activities in 2002.

Dalia Lev Chairperson of the Board of Directors	Chaim Elkan Acting Chief Executive Officer

March 17, 2003

KPMG

Somekh Chaikin

Mail address
PO Box 609
Tel Aviv 61006
Israel

Office address
KPMG Millennium Tower
17 Ha'arba'a Street
Tel Aviv 64739
Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444

Independent Auditors' Report to the Shareholders of Super-Sol Ltd.

We have audited the accompanying consolidated balance sheets of Super-Sol Ltd. (the Company) and its subsidiaries as at December 31, 2001 and 2002 and the related statements of income, shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of the affiliated company. The Company's investment in the affiliated company at December 31, 2001 and 2002, was NIS 25 million and NIS 3 million, respectively, and its equity in losses was NIS 0 million, NIS 1 million and NIS 22 million for the years ended December 31, 2000, 2001 and 2002, respectively. The financial statements of the affiliated company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the affiliated company, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the report of the abovementioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2001 and 2002 and the results of their operations, the changes in shareholders' equity and their cash flows, for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As discussed in Note 1M to the consolidated financial statements, the Company adopted in the year ended December 31, 2002, the provisions of Israeli Accounting Standard No. 15 - "Impairment of Assets".

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2001 and 2002, to the extent summarized in Note 23 to the consolidated financial statements.

As explained in Note 1, the above mentioned consolidated financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)

Tel Aviv, March 17, 2003

Consolidated Balance Sheets at December 31

Adjusted New Israeli Shekels as of December 2002 **Super-Sol Ltd.**

	Note	Adjusted NIS 2001	Adjusted NIS 2002	Convenience translation into U.S. dollars (Note 1D) 2002
		(millions)		
Assets				
Current assets				
Cash and cash equivalents		41	68	14
Marketable securities		-	107	23
Trade receivables	2	619	703	148
Other receivables		69	70	15
Inventory		446	428	90
		1,175	1,376	290
Investments and loans				
Affiliated company	3	25	3	1
Long-term loans and fund	4	23	21	4
		48	24	5
Fixed assets	5	2,584	2,414	510
Deferred costs and other assets	6	109	97	20
		3,916	3,911	825

In the name of the Board of Directors:

________________ Chairperson of the Board of Directors
Dalia Lev

________________ Acting CEO
Chaim Elkan

________________ Executive Vice President - Chief Financial Officer
Itzik Zion

Date of approval: March 17, 2003

	Note	Adjusted NIS 2001	Adjusted NIS 2002	Convenience translation into U.S. dollars (Note 1D) 2002
		(millions)		
Liabilities and shareholders' equity				
Current liabilities				
Bank credit	7	83	119	25
Current maturities in respect of notes	10	-	18	4
Trade payables		1,021	862	182
Other payables	8	277	293	62
Proposed dividend		102	72	15
		1,483	1,364	288
Long-term liabilities				
Liabilities to banks and others	9	442	275	59
Liabilities in respect of notes	10	-	409	86
Liabilities for employee severance benefits	11	5	7	1
Deferred taxes	16	71	23	5
		518	714	151
Shareholders' equity	12	1,915	1,833	386
Contingent liabilities and commitments	19			
		3,916	3,911	825

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Years Ended December 31

Adjusted New Israeli Shekels as of December 2002 **Super-Sol Ltd.**

	Note	Adjusted NIS 2000	Adjusted NIS 2001	Adjusted NIS 2002	Convenience Translation into U.S. Dollars (Note 1D) 2002
		(millions except per share data)			
Revenues					
Sales		6,300	6,785	**6,710**	**1,416**
Rentals and operation of shopping malls		59	71	**61**	**13**
		6,359	6,856	**6,771**	**1,429**
Costs and expenses					
Cost of sales		4,613	4,941	**4,920**	**1,039**
Operating, selling, administrative and general, net	13	1,445	1,573	**1,644**	**347**
		6,058	6,514	**6,564**	**1,386**
Operating profit		301	342	**207**	**43**
Other expenses, net					
Financing expenses, net	14	(25)	(24)	**(7)**	**(1)**
Other income (expenses), net	15	7	(3)	**(166)**	**(35)**
		(18)	(27)	**(173)**	**(36)**
Earnings before income tax		283	315	**34**	**7**
Income tax	16D	104	108	**25**	**5**
Earnings after income tax		179	207	**9**	**2**
Company's equity in losses of affiliated company, net	17	-	(1)	**(22)**	**(5)**
		179	206	**(13)**	**(3)**
Minority interest in earnings of subsidiary		-	(1)	**(1)**	**-**
Net earnings (loss) for the year		179	205	**(14)**	**(3)**
Earnings per share (basic and diluted)	21				
Earnings (loss) per NIS 0.1 par value		0.88	1.01	**(0.07)**	**(0.015)**
Earnings (loss) per NIS 1 par value		8.85	10.12	**(0.7)**	**(0.15)**

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Statements of Changes in Shareholders' Equity

	Adjusted NIS (millions)				
	Share capital (1)	Premium on shares (2)	Treasury shares (4)	Retained earnings	Total
Balance at January 1, 2000	243	479	(87)	1,034	1,669
Exercise of stock options	-	3	-	-	3
Tax benefit in respect of stock options exercised by employees	-	2	-	-	2
Net earnings for the year ended December 31, 2000	-	-	-	179	179
Erosion of prior year proposed dividend	-	-	-	(4)	(4)
Proposed dividend [3]	-	-	-	(51)	(51)
Balance at December 31, 2000	243	484	(87)	1,158	1,798
Exercise of stock options	-	11	-	-	11
Tax benefit in respect of stock options exercised by employees	-	3	-	-	3
Net earnings for the year ended December 31, 2001	-	-	-	205	205
Proposed dividend [3]	-	-	-	(102)	(102)
Balance at December 31, 2001	243	498	(87)	1,261	1,915
Exercise of stock options	1	1	-	-	2
Tax benefit in respect of stock options exercised by employees	-	1	-	-	1
Net loss for the year ended December 31, 2002	-	-	-	(14)	(14)
Appreciation of prior year proposed dividend	-	-	-	1	1
Proposed dividend [3]	-	-	-	(72)	(72)
Balance at December 31,2002	**244**	**500**	**(87)**	**1,176**	**1,833**

(1) Includes capital reserves up to October 31, 1985.
(2) As from November 1, 1985.
(3) After deducting the dividend to a subsidiary.
(4) Purchase of shares of the Company by a wholly owned and fully controlled subsidiary, see Note 12C.

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Statements of Changes in Shareholders' Equity

Adjusted New Israeli Shekels as of December 2002 **Super-Sol Ltd.**

	Convenience translation into US dollars - millions (Note 1D)				
	Share capital (1)	**Premium on shares (2)**	**Treasury shares (4)**	**Retained earnings**	**Total**
Balance at January 1, 2002	51	105	(18)	266	404
Exercise of stock options	-	-	-	-	-
Tax benefit in respect of stock options exercised by employees	-	-	-	-	-
Net loss for the year ended December 31, 2002	-	-	-	(3)	(3)
Proposed dividend (3)	-	-	-	(15)	(15)
Balance at December 31, 2002	**51**	**105**	**(18)**	**248**	**386**

(1) Includes capital reserves up to October 31, 1985.
(2) As from November 1, 1985.
(3) After deducting the dividend to a subsidiary.
(4) Purchase of shares of the Company by a wholly owned and fully controlled subsidiary, see Note 12C.

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31

Adjusted New Israeli Shekels as of December 2002 **Super-Sol Ltd.**

	Adjusted NIS			Convenience translation into U.S. dollars (Note 1D)
	2000	2001	2002	2002
		(millions)		
Cash flows from operating activities				
Net earnings (loss) for the year	179	205	(14)	(3)
Adjustments necessary to reflect cash flows from operating activities (see Annex 1)	438	183	151	32
Net cash generated by operating activities	617	388	137	29
Cash flows from investing activities				
Purchase of fixed assets	(393)	(326)	(305)	(64)
Investment in deferred costs and other assets	(27)	(39)	(24)	(5)
Purchase of marketable securities	(4)	-	(107)	(23)
Proceeds from sale of marketable securities	64	-	2	-
Proceeds from disposal of fixed assets	23	8	11	2
Long-term loans granted and funds	-	(1)	-	-
Long-term loans repaid	6	30	1	-
Proceeds from sale of investment in proportionately consolidated company (see Annex 2)	-	-	49	10
Proceeds from sale of (investment in) capital notes and loans to affiliated company, net	-	5	(4)	-
Net cash used in investing activities	(331)	(323)	(377)	(80)
Cash flows from financing activities				
Exercise of stock options (net of issue expenses)	3	11	1	-
Proceeds from issue of notes (net of issue expenses)	-	-	419	88
Dividend paid	(314)	(52)	(101)	(21)
Minority interest in dividend paid by subsidiary	-	(1)	-	-
Receipt of long-term loans from banks and others	44	73	3	-
Repayment of long-term loans from banks and others	(46)	(57)	(75)	(15)
Short-term credit from banks, net	(3)	(16)	20	4
Net cash generated by (used in) financing activities	(316)	(42)	267	56
Increase (decrease) in cash and cash equivalents	(30)	23	27	5
Balance of cash and cash equivalents at the beginning of the year	48	18	41	9
Balance of cash and cash equivalents at the end of the year	18	41	68	14

The accompanying notes and schedule are an integral part of these consolidated financial statements.

	Adjusted NIS			Convenience translation into U.S. dollars (Note 1D)
	2000	2001	2002	2002
	(millions)			
Annex 1				
Adjustments necessary to reflect cash flows from operating activities				
Income and expenses not involving cash flows:				
Depreciation of fixed assets and amortization of deferred costs	169	196	210	44
Impairment of fixed assets and deferred costs due to the initial early implementation of Standard 15	-	-	184	39
Change in deferred taxes, net	9	7	(37)	(8)
Company's equity in losses of affiliated company, net	-	1	22	5
Minority interest in earnings of subsidiary	-	1	1	-
Increase (decrease) in liabilities for employee severance benefits	2	(6)	2	-
Capital losses (gains), net	(9)	2	1	-
Appreciation (erosion) of long-term liabilities	-	(2)	1	-
Appreciation (erosion) and accrued interest, net, on long-term loans granted to others	(2)	2	3	-
Increase in value of marketable securities	(1)	-	(2)	-
Capital gain on the sale of the investment in a proportionately consolidated company	-	-	(26)	(5)
Changes in asset and liability items:				
Decrease (increase) in trade receivables	121	(40)	(84)	(17)
Decrease (increase) in other receivables	2	(8)	(10)	(2)
Decrease (increase) in inventory	(23)	(58)	18	4
Increase (decrease) in trade payables	113	92	(152)	(32)
Increase (decrease) in other payables	57	(4)	20	4
	438	183	151	32

	Adjusted NIS			Convenience translation into U.S. dollars (Note 1D)
	2000	2001	2002	2002
		(millions)		
Annex 2				
Proceeds from sale of investment in proportionately consolidated company				
Assets and liabilities:				
Working capital (excluding cash)	-	-	(2)	-
Fixed assets	-	-	102	21
Long-term liabilities	-	-	(77)	(16)
Capital gain on sale of investment	-	-	26	5
	-	-	49	10

	2000	2001	2002	2002
Annex 3				
Additional data relating to investing and financing activities not involving cash flows				
Investment in fixed assets	37	26	21	4
Increase in deferred costs	8	8	7	1
Proposed dividend	52	102	72	15
Receivables arising from sale of fixed assets	8	1	-	-

Note 1 - Reporting Principles and Accounting Policies

General

The main activity of Super-Sol Ltd. (the "Company") is the operation of a supermarket chain in Israel.

The Company's Consolidated Financial Statements presented herein are prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States. See Note 24.

A. Definitions

In these financial statements:

(1) Subsidiaries - companies whose financial statements have been consolidated, directly or indirectly, with those of the Company.

(2) Proportionately consolidated companies - jointly held companies whose financial statements are consolidated with those of the Company by the proportionate consolidation method.

(3) Affiliates - companies, other than subsidiaries or proportionately consolidated companies, the Company's investment in which these companies is stated, directly or indirectly, on the equity basis.

(4) Investee companies - subsidiaries, proportionately consolidated companies and affiliates.

(5) Related parties - as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel (the "ICPAI"):

a. Parties, one of which directly or indirectly (1) owns 10% or more of the issued share capital of the other company, or of its voting rights or of the rights to appoint its directors, (2) has the right to appoint the company's chief executive officer or (3) acts as the company's director or general manager;
b. Any corporate entity of which one of the parties mentioned in (a) above, owns 25% or more of the entity's issued share capital, or of its voting rights or of the rights to appoint its directors; or
c. Spouses or minor children of parties described in (a) above.

(6) Interested parties - as defined in paragraph (1) of the definition of "interested parties" in Section 1 of the Israeli Securities Law:

a. The holder of 5% or more of the issued share capital or of the voting rights of a company, a person who has the right to appoint one or more members of the board of directors of a company or its chief executive officer, a person serving as the chief executive officer or as a member of the board of directors, an entity in which a person described above holds 20% or more of its issued share capital or of its voting rights, or has the right to appoint 20% or more of its board members; or

b. A subsidiary of a company, other than a nominee company.

(7) CPI – the Consumer Price Index as published by the Israeli Central Bureau of Statistics.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

B. Financial statements in inflation adjusted values

(1) The consolidated financial statements have been prepared on the basis of historical cost adjusted for the changes in the general purchasing power of the Israeli currency.

(2) The adjusted amounts of non-monetary assets do not necessarily represent their market value or their value to the business, but rather their cost as adjusted to reflect the changes in the general purchasing power of the Israeli currency.

(3) In the adjusted statements the term "cost" means "adjusted cost".

(4) All comparative data for prior periods is also stated in terms of shekels of December 2002.

C. Principles of adjustment

(1) Balance sheet

Non-monetary items (such as fixed assets and shareholders' equity) have been adjusted on the basis of the changes in the CPI, between the index of the month of their inception and the index of the month of balance sheet date. Monetary items are stated in the adjusted balance sheet at their historical values. The net asset value of investments in investee companies is based on the adjusted financial statements of those companies.

(2) Statement of income

a. Income statement items were adjusted according to the changes in the CPI as follows:

(1) Expenses deriving from non-monetary items (such as depreciation and amortization) or from provisions included in the balance sheet (such as for employee severance benefits and for vacation pay) were adjusted on the basis of the same indices used to adjust the related balance sheet items.

(2) The other components of the income statement (such as sales, purchases and other costs), excluding financing income and expenses, were adjusted on the basis of the changes in the CPI from the index of the month in which the relevant transaction was effected until the index of the month of balance sheet date.

(3) The net financing item reflects financing income and financing expenses in real terms, inflationary erosion of monetary items during the year, and gains and losses from the sale of marketable securities.

b. Taxes on income:

Payments on account of income tax have been adjusted on the basis of the index of the month of each payment, while amounts due (or refundable) have not been adjusted. Therefore, current taxes also include the expense resulting from the inflationary erosion of the payments on account from the date of payment until the end of the year.

c. The Company's equity in the operating results of investee companies is determined on the basis of the adjusted financial statements of such companies.

(3) Statement of changes in shareholders' equity

a. Dividends proposed and paid during the year have been adjusted on the basis of the CPI at the date of payment.

b. Share capital and capital reserves created from retained earnings represent capitalization of real profits.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

D. Convenience translation into U.S. Dollars

For the convenience of the reader, the adjusted NIS figures of December 31, 2002 and for the year then ended have been presented in U.S. Dollars, using the representative exchange rate at December 31, 2002 (NIS 4.737 = U.S.$1). The dollar amounts presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E. Principles of consolidation

The consolidated financial statements include the financial statements of companies over which the Company has control. The financial statements of jointly controlled companies have been consolidated by the proportionate consolidation method.

A list of companies whose financial statements were included in the consolidated statements, levels of holdings in securities providing for voting rights and levels of holdings in securities providing for participation in income are provided in the Schedule to the financial statements.

Balances and transactions between and among the Company, its subsidiaries and its proportionately consolidated investees have been eliminated upon consolidation.

F. Cash and cash equivalents

This item includes bank deposits deposited for an initial period not in excess of three months, in accordance with the definition of cash in Opinion 51 of the ICPAI.

G. Marketable securities

Short-term investments in government and other bonds are stated at market value in accordance with opinions issued by the ICPAI. Changes in market value are reflected in the consolidated statements of income.

H. Allowance for doubtful accounts

The allowance for doubtful accounts, which was deducted from "trade receivables", represents management's fair estimate of the loss anticipated on receivables in respect of which collection is doubtful.

Management determined the adequacy of the allowance by, among other things, estimating the risk, on the basis of information on customers' financial position, scope of activity and assessment of the collateral received from those customers.

I. Inventory

The inventory, which consists primarily of merchandise in stores and warehouses, is stated at the lower of cost or market. Cost is determined by the moving average method. Up to September 2001, merchandise in stores was valued according to the "retail inventory method". The difference between the two calculations is immaterial.

J. Investments in investee companies

Investments in investee companies are stated according to the equity method on the basis of the audited financial statements of the investee companies at the balance sheet date.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

K. Fixed assets

(1) Fixed assets are stated on the basis of the estimated useful lives of the assets, at cost less accumulated depreciation, calculated by the straight line method, at the following annual rates:

	%
Buildings	2
Leasehold improvements (see item 6 below)	Over the term of the lease including the option period
Equipment and fixtures	6 - 33
Motor vehicles	10 - 20

(2) A subsidiary and proportionately consolidated companies have constructed commercial centers. Certain expenses were capitalized during the construction period.

(3) Up to December 31, 1999, the Company did not capitalize financing costs of projects under construction except as stated in (2) above. Accounting Standard No. 3 of the Israel Accounting Standards Board relating to capitalization of financing costs came into effect from January 2000. Therefore, financing expenses, expressed in real terms, in respect of loans and credit used for financing the construction of fixed assets, and also other costs relating to the construction of fixed assets are capitalized as cost of these assets.

(4) Improvements are capitalized as part of the assets' costs, whereas repair and maintenance costs are expensed as incurred.

(5) Leasehold land from the Israel Land Authority is depreciated over the term of the lease.

(6) In 2001 the Company re-examined the useful life of the leasehold improvements, due to the fact that leasehold improvements made in recent years are of a higher standard than in the past. As a result of this re-examination, as from October 1, 2001, the Company decided to change the period of depreciation of leasehold improvements from 10 years to the term of the relevant lease, (including options to extend the term of the lease), which is not longer than the economic life of such assets. The effect of this change on the financial statements for the year 2001 was not material.

L. Deferred costs and other assets

(1) Acquisition and development costs of computer software -

The Company capitalizes the development and acquisition costs of software; these costs are amortized over the expected usage period (3 to 10 years, average - 5 years).

(2) Goodwill is amortized at an annual rate of 10%. See also Note 1M.

(3) Acquisition taxes in respect of long-term leases are amortized over the periods of the leases.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

M. Impairment of Assets

The Company's financial statements for the year ended December 31, 2002 reflect the early implementation of Israeli Accounting Standard No. 15 – Impairment of Assets (hereinafter – "the Standard").
The Standard, which was released by the Israel Accounting Standards Board in February 2003, prescribes procedures that an entity is required to adopt in order to ensure that assets included in the consolidated financial statements will not be shown in an amount exceeding their recoverable amount. The recoverable amount is the greater of the net selling price and the present value of estimated future cash flows expected to arise from the use and disposition of the asset (hereinafter – " value in use"). The Standard also prescribes the presentation and disclosure rules applicable to impaired assets. The Company calculated the estimated recoverable amount for each store and for every other rental property (hereinafter – "cash-generating unit"). In examining the impairment in value of a cash-generating unit, goodwill and corporate assets related to the cash-generating unit (such as head office assets and warehouses) were taken into account.. Furthermore, overhead costs that can be directly related or reasonably allocated to a cash-generating unit were taken into account in calculating the value in use of a cash-generating unit.

As a result of initial implementation of the Standard the Company recorded an impairment loss in the amount of NIS 184 million before tax (NIS 128 million after tax), due to the difference between the carrying amount of the assets and their recoverable amount as at the implementation date of the Standard. If the recoverable amount of an asset exceeds its carrying amount, the asset is not to be presented according to its recoverable amount, meaning that a gain is not recognized from an increase in the value of assets. Furthermore, the Company recorded its equity in the loss of an affiliated company in the amount of NIS 10 million, in respect of the impairment of assets recorded by the affiliated company. The affiliated company did not record deferred taxes in respect of the impairment loss.

This loss is included in the financial statements under "Other Expenses". See also Note 5 "Fixed Assets" and Note 6 "Other Assets" regarding the breakdown of the impairment loss.

In determining the value in use of a cash-generating unit, the Company used cash flow forecasts reflecting the present condition of the assets and the best estimate of the economic conditions prevailing during the remainder of the useful life of the asset. These cash flows were discounted at pre-tax discount rates of 12% and 10% for stores and rental properties, respectively.

The Company made use of real estate valuations in determining the net selling price of the buildings, including land and leasehold rights.

N. Deferred taxes

The Group companies record deferred taxes in respect of temporary differences. Temporary differences are differences in the value of assets and liabilities for tax and financial reporting purposes. Such deferred taxes are recorded in respect of differences applying to assets and liabilities, the utilization or depreciation of which is deductible for tax purposes.

Deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to apply when the deferred tax liability is utilized, or when the deferred tax asset is realized, as such are known proximate to the date of approval of the financial statements.

The main factors, in respect of which deferred taxes were not recorded, are as follows:

(1) Amounts of adjustments to changes in the purchasing power of the shekel, relating mainly to buildings and private motor vehicles, under the principles set by the ICPAI.

(2) Investments in investee companies, that the Company intends to hold and not sell.

(3) Future tax benefits in respect of temporary differences where the probability of realization is doubtful.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

O. Trade payables

Under agreements with suppliers, the Company may offset discounts claimed against amounts due to the suppliers for purchases. Accordingly, the discounts are recorded as a reduction of amounts due to suppliers. See also Note 1Q.

P. Sales

Revenue is recognized upon delivery of the merchandise. The Company records the discounts it grants to customers who purchase merchandise with purchase vouchers as a reduction of sales, at such a time as the purchase vouchers are realized.

Q. Cost of sales

1) Cost of sales includes the cost of inventory loss, storage and distribution of merchandise up until the final point of sale.

2) The Company records the rebates and discounts it receives from its suppliers as a reduction of purchases. Therefore, that part of the discounts that relates to the amount of the purchases included in the closing balance of the inventory, is allocated to inventory, and the remainder of the discounts reduces the cost of sales.

There are two types of discounts:

1) A fixed discount that is not contingent on the volume of purchases – this discount is calculated as a fixed percentage of purchases from the supplier, or as a fixed annual amount, that is not contingent on the purchase volume.

2) A volume rebate that is contingent on the volume of purchases (hereinafter – "variable discount"). The Company recognizes this discount in accordance with the directives of the US Financial Accounting Standards Board set forth in EITF 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor."
This accounting standard prescribes that the discount be recognized in a systematic manner, as progress is made towards achieving the minimal amount or number of purchases required in order to be eligible for the discount, provided that it is probable that the discount will be received and that the amount of the discount is reasonably estimable.
The accrual in respect of the variable discount increases during the year, as the agreements with the suppliers are finalized, and as the chance of attaining the milestones required in order to be eligible for the discount becomes probable.

In the event that collection of the variable discount is not probable as of the balance sheet date, the discount is recognized only in the following year when the uncertainty relating to the calculation of the purchase volume is resolved upon the final settling of accounts with the supplier.

R. Advertising costs

Advertising costs are expensed as incurred.

S. Assets and liabilities in foreign currency or linked to the CPI

Assets (other than marketable securities) and liabilities linked to the CPI are stated on the basis of the latest known CPI published prior to the balance sheet date or according to the index for the month of balance sheet date, in accordance with the terms of the transactions. Assets and liabilities in foreign currency or linked thereto are stated on the basis of the representative rates of exchange as published by Bank of Israel at the balance sheet date.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

S. Assets and liabilities in foreign currency or linked (cont'd)

Details of the CPI, representative rates of exchange and rates of change therein:

	Financial statements as at		Rate of change for the year ended		
	December 31		December 31		
	2001	2002	2000	2001	2002
CPI – in points	170.91	**182.01**	-	1.41%	**6.49%**
Representative rate of exchange of U.S. $1 – in NIS	4.416	**4.737**	(2.70%)	9.28%	**7.27%**

T. Financial instruments

Fair value of financial instruments:

The financial statements include disclosures relating to the fair value of financial instruments in accordance with the requirements of International Accounting Standard (IAS) No. 32.

The fair value of financial instruments is determined as follows:
Current financial assets and liabilities, proposed dividend, long-term loans granted and long-term liabilities - there is no material difference between the value recorded in the Company's books of account and the fair value of the assets or liabilities.

U. Earnings per share

Earnings per share were computed according to Opinion 55 of the ICPAI. The basic earnings per share include convertible securities issued by the Company if, according to criteria of the Opinion, the conversion or exercise thereof is likely.

In calculating the diluted earnings per share, all convertible securities not included in the calculation of the basic earnings per share have been included, provided that the effect of such inclusion is not anti-dilutive.

V. Use of estimates in the preparation of the financial statements

The preparation of the financial statements in conformity with Israeli GAAP requires management to make assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Reporting Principles and Accounting Policies (cont'd)

W. Effect of new accounting standards in the period prior to their implementation

(1) In July 2001 the Israel Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". According to this standard the adjustment of financial statements to the effect of the changes in the general purchasing power of the Israeli currency will be discontinued as of January 1, 2003.

In December 2002 the Israel Accounting Standards Board published Accounting Standard No. 17 according to which the implementation of the Standard No. 12 is deferred to January 1, 2004. Therefore the adjustment of the financial statements will be discontinued as of January 1, 2004 and until December 31, 2003 the Company will continue to prepare adjusted financial statements according to Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The inflation adjusted amounts included in the financial statements as at December 31, 2003 will be the basis for the nominal financial reporting starting January 1, 2004. The implementation of Standard No. 12 could have a material effect on the reported business results of the Company. The extent of the effect depends on the rate of inflation, composition of assets and on the Company's sources of financing.

(2) In August 2002, the Israel Accounting Standards Board published Standard No. 14, "Interim Financial Reporting". The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report. This accounting standard will become effective for financial statements covering periods beginning on or after January 1, 2003.

The standard does not require that comparative data for interim periods prior to the date of effect be restated, but if the financial statements include comparative data for interim periods prior to the date of effect, which is not in compliance with the provisions of the standard, a description of the principal differences between the provisions of this standard and the principles by which the comparative data was prepared should be included in the notes to the financial statements.

The Company believes that the effect of the new standard on its results of operations, its financial position and its cash flows will not be significant.

X. Format of the financial statements

These financial statements are presented in the format suitable in management's opinion to the nature of the Company's business.

Note 2 - Trade Receivables, Net

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
On open account	62	71
Checks and notes receivable	69	66
	131	137
Less/ - allowance for doubtful accounts*	(32)	(31)
	99	106
Credit card companies	520	597
	619	703

* See Note 13B.

Note 3 – Investments in Investee Companies

A. Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Affiliated company:		
Shares -		
Cost	8	8
Company's equity in post-acquisition earnings and funds (losses), net (1)	17	(5)
	25	3
Loans linked to the CPI		
Non-interest bearing (2)	2	6
	27	9
Less: Provision for impairment	(2)	(6)
	25	3

(1) During the year ended December 31, 2002, the Company recorded its equity in the losses of the affiliated company in the amount of NIS 22 million. These losses result primarily from the recording of impairment losses by the affiliated company in respect of property in accordance with Standard 15. The affiliated company did not record deferred taxes in respect of the impairment of property because the probability the deferred tax asset will be realized is uncertain.

(2) The loans bore interest of 5.2% in 2001. Repayment date of the loans has not yet been determined.

(3) See Note 19 F(1) regarding guarantees.

Note 3 – Investments in Investee Companies (cont'd)

B. Details of jointly held companies which are proportionately consolidated

a) Percentage of equity and control in these companies is 50% (see Schedule to the consolidated financial statements).

b) The Company's share in these companies is as follows:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Current assets	2	-
Other assets	214	108
Current liabilities	43	31
Long-term liabilities	124	47

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Income from rentals and operation of shopping malls	33	35	24
Operating profit	15	17	10

C. Sale of the Company's holdings in Avnat Ltd. (hereinafter - Avnat)

On March 14, 2002 the Company signed an agreement with Azorim Properties Ltd. and Teatraot Malls Ltd. (the Company's partners in Avnat) according to which they purchased the Company's shares in Avnat for consideration of NIS 49 million. The financial statements for the year ended December 31, 2002 include after-tax earnings from Avnat in the amount of NIS 1 million, and a capital gain on the sale in the amount of NIS 26 million before tax, and of NIS 14 million after tax.

Note 4 - Long-Term Loans and Fund

A. Composition:

Linkage terms	Repayment terms	Interest rate	December 31 2001	December 31 2002
		%	Adjusted NIS (millions)	
Loans:				
CPI linked	Monthly	5.8	20	18
Less/ - current maturities			(1)	(1)
			19	17
Excess of amounts funded over liability in respect of unutilized sick leave			4	4
			23	21

Note 4 - Long-Term Loans and Fund (cont'd)

B. The amounts are receivable in years after the balance sheet date as follows:

	December 31 2002 Adjusted NIS (millions)
Second year	1
Third year	1
Fourth year	1
Fifth year	1
After fifth year	13
	17

Note 5 - Fixed Assets, Net

A. Composition

	Buildings including land and leasehold rights	Leasehold improvements	Equipment and fixtures	Motor vehicles	Total
	Adjusted NIS (millions)				
Cost					
Beginning of year	1,737	511	1,555	54	3,857
Additions	81	59	149	12	301
Disposals	(9)	(2)	(2)	(7)	(20)
Discontinuance of consolidation	(106)	-	-	-	(106)
End of year	1,703	568	1,702	59	4,032
Accumulated depreciation					
Beginning of year	197	255	799	22	1,273
Depreciation and amortization	28	28	127	7	190
Disposals	(1)	(1)	(1)	(6)	(9)
Discontinuance of consolidation	(5)	-	-	-	(5)
End of year	219	282	925	23	1,449
	1,484	286	777	36	2,583
Less: Provision for impairment loss*	(95)	(29)	(45)	-	(169)
Net book value as at December 31, 2002	**1,389**	**257**	**732**	**36**	**2,414**
Net book value as at December 31, 2001	1,540	256	756	32	2,584

* See F below.

Note 5 - Fixed Assets, Net (cont'd)

B. Composition of the cost of buildings, including land and leasehold rights

	End of lease period	December 31 2001	December 31 2002
	Years	Adjusted NIS (millions)	
Company:			
Freehold (1)		357	**415**
Capitalized leases	2013 - 2097	653	**665**
Non-capitalized leases	2022 - 2028	18	**18**
Development contracts	2049 - 2098	57	**58**
		1,085	**1,156**
Subsidiaries (including proportionately consolidated companies):			
Freehold (1)		310	**201**
Capitalized leases	2025 - 2091	269	**269**
Non-capitalized leases	2010 - 2070	24	**23**
Development contracts	2046 - 2094	49	**54**
		652	**547**
Total in consolidated balance sheet		1,737	**1,703**

(1) Registered with the Land Registrar:

Company:		
Registered	290	**326**
Not registered*	67	**89**
	357	**415**
Subsidiaries:		
Registered	220	**115**
Not registered*	90	**86**
	310	**201**

* Land rights have not yet been registered in the Company's name or in the name of subsidiaries at the Land Registrar, principally due to registry requirements or procedural difficulties.

C. Certain leasehold rights and development contracts are not registered in the Company's name at the Land Registrar.

D. The cost of buildings as stated in the consolidated balance sheets includes certain expenses including financing costs of NIS 15 million (December 31, 2001 - NIS 13 million), which were capitalized during the construction period.

E. Liens - see Note 20.

F. The balance of the fixed assets as of December 31, 2002 was reduced by NIS 169 million in accordance with the valuation of a real estate appraiser and management's estimation of the value in use of the Company's assets, on the basis of the guidelines of Standard 15. This write-down reflects management's estimation of the impairment in value of the Company's assets as at that date, following the deterioration in the economic conditions prevailing in the Company's business environment. The primary assets impacted by the impairment are properties that serve as the Company's stores and commercial centers.

Note 6 - Deferred Costs and Other Assets, Net

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Acquisition tax in respect of long-term leases (1)	14	**11**
Goodwill (2)	23	**11**
Prepaid rent and other prepaid expenses (3)	7	**2**
Computer software (4)	65	**71**
Notes issue expenses	-	**2**
	109	**97**

(1) Acquisition tax in respect of long-term lease contracts:
In May 1998, the Company and subsidiaries signed an agreement with the tax authorities concerning acquisition taxes in respect of long-term lease transactions effected in the ordinary course of business from January 1993.

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Original sum	34	**34**
Accumulated amortization	(20)	**(22)**
	14	**12**
Less: Provision for impairment loss*	-	**(1)**
	14	**11**

(2) Goodwill:

The goodwill resulted primarily from the acquisition of the Shekem stores in February 1997. The goodwill in respect of the Shekem stores was allocated to the 25 stores purchased , according to their sales turnover in the year preceding the acquisition.

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Original sum	94	**94**
Accumulated amortization	(71)	**(76)**
	23	**18**
Less: Provision for impairment loss*	-	**(7)**
	23	**11**

* See Note 15.

Note 6 - Deferred Costs and Other Assets, Net (cont'd)

Composition: (cont'd)

(3) Prepaid rent and other prepaid expenses:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Original sum	7	7
Accumulated amortization	-	-
	7	7
Discontinuance of consolidation	-	(1)
Less: Provision for impairment loss*	-	(4)
	7	2

(4) Computer software:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Original sum	86	109
Accumulated amortization	(21)	(35)
	65	74
Less: Provision for impairment loss*	-	(3)
	65	71

* See Note 15.

Note 7 - Bank Credit

Composition:

	Interest rate at December 31 2002	December 31 2001	December 31 2002
	%	Adjusted NIS (millions)	
Overdraft and short-term loans:			
In Israeli currency – unlinked	10.2-13.4	4	24
Current maturities of long-term loans		79	95
		83	119

Note 8 - Other Payables

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Government institutions for taxes and employee deductions	12	**17**
Employees and salary related liabilities	133	**111**
Advances from customers	69	**89**
Other	63	**76**
	277	**293**

Note 9 – Long-Term Liabilities to Banks and Others

A. Composition:

Linkage terms	Repayment terms	Interest rate at December 31 2002	December 31 2001	December 31 2002
		%	Adjusted NIS (millions)	
Banks*:				
Unlinked		8	80	**50**
			35	**-**
Linked to the CPI	Annually	6.1	150	**132**
	Semi-annually	3.2	125	**108**
	Quarterly	5.7-7.6	66	**25**
	Monthly	3.0-5.9	54	**47**
Linked to U.K. pounds			3	**-**
			513	**362**
Others:				
From external shareholders in a subsidiary **			8	**8**
			521	**370**
Less: Current maturities			(79)	**(95)**
			442	**275**

* Until repayment of the bank loans, the subsidiary is prohibited from placing a lien or mortgage of any sort or for any purpose on any of its assets in favor of any third party, unless prior written consent is given by the bank.

** The loans are linked to the CPI, bear no interest and the terms of repayment have not yet been determined.

B. Liens - see Note 20.

Note 9 – Long-Term Liabilities to Banks and Others

C. The liabilities are repayable in the years after balance sheet date as follows:

	December 31 2002 Adjusted NIS (millions)
Second year	52
Third year	39
Fourth year	40
Fifth year	42
After fifth year	94
Not yet determined	8
	275

Note 10 – Liabilities In Respect of Notes

	Interest rate %	December 31 2002 Adjusted NIS (millions)
(1) Terms and composition of notes:		
Linked to the CPI	4.0-4.8	427
Less current maturities		18
		409

(2) On January 21, 2002, the Company conducted tenders for institutional and other investors for the issuance of two series of CPI-linked notes in an aggregate value of NIS 427 million, as follows:

(a) NIS 88 million bearing interest of 4.0% per annum, due during the years 2003-2007.
(b) NIS 339 million bearing interest of 4.8% per annum, due during the years 2007-2012.

The Company was not required to provide any securities in respect of the funds raised.
The notes were not registered for trading on the Tel Aviv Stock Exchange.

Note 11 – Liabilities for Employee Severance Benefits

Composition:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Accrued severance pay	27	23
Accrued retirement grants	6	5
	33	28
Less: Amounts funded with a central severance pay fund, including earnings thereon	(28)	(21)
	5	7

The Company regularly deposits amounts with a pension fund and in executive insurance policies for the purpose of acquiring pension rights for the employees of the Company when they reach the age of retirement. The Company's regular deposits with the pension fund and in the insurance policies are not included in the balance sheet as they are not under the control of the Company.

In accordance with Opinion No. 20 of the ICPAI, the Company records a liability in the financial statements in the amount of the difference between the liability of the Company for severance pay calculated on the basis of past experience, the present situation and anticipated future dismissals, and the above-mentioned deposits.

Furthermore, in accordance with collective employment contracts, the Company is required to pay a retirement grant to retiring employees in the amount of one month's salary for each eight years of work, but of no more than four salaries, and an additional retirement bonus for unutilized sick leave.

These commitments are calculated on the basis of an actuarial valuation based upon current data regarding retirement rates.

The excess of amounts funded over the liability in respect of unutilized sick leave is presented under long-term loans and fund (See Note 4).

Note 12 – Shareholders' Equity

A. Share capital

1. The paid-up share capital, including a premium that was received, has been adjusted for the effect of inflation from the date of receipt of each payment until December 31, 2002.

2. Composition:

	December 31 2002 Number of shares
Authorized	
Ordinary shares of NIS 0.1 par value	**400,000,000**
Issued and paid up	
Balance as at January 1, 2000	**210,233,342**
Exercise of stock options	**380,000**
Balance as at December 31, 2000	**210,613,342**
Exercise of stock options	**1,100,375**
Balance as at December 31, 2001	**211,713,717**
Exercise of stock options	**289,518**
Balance as at December 31, 2002	**212,003,235**
Including treasury shares held by a subsidiary, see Note 12C, below.	**8,864,801**

3. The shares are traded on the Tel Aviv Stock Exchange.

In accordance with the decision of the Board of Directors dated November 20, 2002 to delist the American Depositary Shares (ADSs) from trading on the New York Stock Exchange (NYSE), and following completion of the measures to do so, the trading in the Company's ADSs on the NYSE was discontinued on December 26, 2002.

B. Stock options to employees of the Company and its subsidiaries

Under the stock option plans, options exercisable for Ordinary Shares of NIS 0.1 par value were granted at no cost to employees by means of private placement, not to the public, as follows:

Date of grant	Number of stock options for Ordinary Stock that were granted	Number of grantees	Number of stock options for Ordinary Stock that were granted to CEO
September 21, 1997 ("the 1997 Plan")	2,654,000	35	* 330,000
October 27, 1998 ("the 1998 Plan")	465,300	1	465,300
January 24, 2000 ("the 1999 Plan")	1,665,500	15	-
February 1, 2001 ("the 2000 Plan")	7,583,500	200	**1,297,000
September 10, 2001 ("the 2001 Plan")	621,120	2	-
May 14, 2002 ("the 2002 Plan")	1,088,184	12	-

* A former CEO of the Company who retired in 1998.

** Subsequent to balance sheet date, the CEO of the Company retired from his position with the Company. Therefore upon the termination of his employment 972,750 stock options were cancelled. See Note 22B.

Note 12 – Shareholders' Equity (cont'd)

B. Stock options to employees of the Company and its subsidiaries (cont'd)

Regarding the 1998, 1999, 2000, 2001 and 2002 Plans, the options offered under each Plan are exercisable for a number of shares which reflects only the benefit accruing from them to the offeree on the date of exercise, that is, the difference between the exercise price of each option and the closing price of the Company's shares on the Stock Exchange on the trading day preceding the exercise date. Accordingly, the consideration to be paid by the offeree to the Company upon the exercise of the options is only for the amount of the par value of the shares actually issued at the time of the exercise. The exercise price is not an amount actually paid to the Company but merely serves to determine the number of shares to be issued.

For each of the 1997, 1998 and 1999 plans, the options in respect of one-third of the amount of shares vest two years from the date of grant, one-third of such amount vest three years from the date of grant, and one-third of such amount vest four years from the date of grant. The options may be exercised at any time during three years from the end of the vesting period for each third, respectively.

With respect to the 2000 and 2001 Plans, one-fourth of the amount of shares vest two years from the date of grant, one-fourth of such amount vest three years from the date of grant, one-fourth of such amount vest four years from the date of grant and one-fourth of such amount vest five years from the date of grant. The options may be exercised at any time during two years from the end of the vesting period for each fourth, respectively.

With respect to the 2002 Plan, the options in respect of one-third of the amount of shares vest two years from the date of grant, one-third of such amount vest three years from the date of grant, and one-third of such amount vest four years from the date of grant. The options may be exercised at any time during two years from the end of the vesting period for each third, respectively.

The shares issued from exercise of the above-mentioned options will be registered for trading on the Stock Exchange. The options were granted under Section 102 of the Income Tax Ordinance.

The exercise price for the options under each of the Plans is set forth below:

1997 Plan – the base exercise price for each option is NIS 10.67 (equivalent to US$ 3). The base exercise price was determined by the average price of the Company's shares on the Stock Exchange during the thirty trading days ended on the date of approval of the Plan by the Board of Directors less 9.5%. The exercise price is linked to the representative rate of exchange of the U.S. dollar (hereinafter – "the Dollar") from July 16, 1997.

An employee who exercises the options shall be entitled to receive a loan from the Company for the purpose of exercising the options, on the terms provided by Section 3(I) of the Income Tax Ordinance, repayable in three equal annual installments or at the date of severance of the employer–employee relationship or sale of the shares, whichever occurs first.

1998 Plan – the base exercise price for each option is NIS 9.94. The base exercise price was determined by the average price of the Company's shares on the Stock Exchange during the trading days in the thirty day period ended on the date of approval of the Plan by the Board of Directors less 10%. The exercise price of each option is as stated in subparagraph A, below, with respect to the first increment, and the lower of the prices set forth in subparagraphs A and B, with respect to the second and third increments:

a. The base exercise price, linked to the changes in the representative rate of exchange of the Dollar published by Bank of Israel, from the representative rate of exchange on the date of approval of the Plan by the Board of Directors, that is $1 = NIS 3.857, up to the latest known representative rate of exchange on the date of exercise.

b. The average closing price of the Company's shares, during the seven trading days preceding the last day of the second or third vesting period, as applicable, linked to the changes in the representative rate of exchange of the Dollar from the last day of the applicable vesting period up to the exercise date.

Note 12 – Shareholders' Equity (cont'd)

B. Stock options to employees of the Company and its subsidiaries (cont'd)

1999 Plan – the base exercise price for each option is NIS 10.7. The base exercise price was determined by the average price of the Company's shares on the Stock Exchange during the trading days in the thirty day period preceding October 24, 1999, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of each option is as stated in subparagraph A, below, with respect to the first increment, and the lower of the prices set forth in subparagraphs A and B, with respect to the second and third increments:

a. The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for September 1999, up to the CPI which is known on the date of exercise.

b. The average closing price of the Company's shares, during the seven trading days preceding the last day of the second or third vesting period, as applicable, linked to the changes in the CPI which is known on the last day of the applicable vesting period up to the exercise date.

2000 Plan – the base exercise price for each option is NIS 12.52. The base exercise price of the options was determined by the average price of the Company's shares on the Stock Exchange during the trading days in the thirty day period preceding November 2, 2000, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of the first increment is as stated in subparagraph A, below. The exercise price with respect to the second, third and fourth increments, is the lower of the prices set forth in subparagraphs A and B, for each of the increments, as applicable:

a. The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for October 2000, up to the CPI which is known on the date of exercise.

b. The average closing price of the Company's shares, during the trading days in the thirty day period preceding November 14, 2001, or November 14, 2002 or November 14, 2003 (hereinafter – the date of exercise price determination), for the second, third and fourth increments, respectively, less 10% and plus linkage differences in respect of the changes in the known CPI from the date of exercise price determination up to the exercise date.

2001 Plan – the base exercise price for each option is NIS 13.79. The base exercise price of the options was determined by the average price of the Company's shares on the Stock Exchange during the trading days in the thirty day period preceding June 28, 2001, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of the first increment is as stated in subparagraph A, below. The exercise price with respect to the second, third and fourth increments, is the lower of the prices set forth in subparagraphs A and B, for each of the increments, as applicable:

a. The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for May 2001, up to the CPI which is known on the date of exercise.

b. The average closing price of the Company's shares, during the trading days in the thirty day period preceding July 15, 2002, or July 15, 2003 or July 15, 2004 (hereinafter – the date of exercise price determination), for the second, third and fourth increments, respectively, less 10% and plus linkage differences in respect of the changes in the known CPI from the date of exercise price determination up to the exercise date.

2002 Plan – the base exercise price for each option is NIS 15.7. The base exercise price of the options was determined by the average price of the Company's shares on the Stock Exchange during the trading days in the thirty day period preceding May 14, 2002, less 10%, subject to adjustments for a dividend distribution and/or a rights issuance. The exercise price of the first increment is as stated in subparagraph A, below. The exercise price with respect to the second and third increments, is the lower of the prices set forth in subparagraphs A and B, for each of the increments, as applicable:

Note 12 – Shareholders' Equity (cont'd)

B. Stock options to employees of the Company and its subsidiaries (cont'd)

a. The base exercise price, linked to the changes in the CPI known on the date of approval of the Plan by the Board of Directors, that is the index for March 2002, up to the CPI which is known on the date of exercise.

b. The average closing price of the Company's shares, during the trading days in the thirty day period preceding May 14, 2003, or May 14, 2004 (hereinafter – the date of exercise price determination), for the second and third increments, respectively, less 10% and plus linkage differences in respect of the changes in the known CPI from the date of exercise price determination up to the exercise date.

The economic value of each stock option exercisable for one share of NIS 0.1 par value, taking into account the maximum exercise period of each stock option, was at the time of the Board of Directors' decision with respect to each relevant plan as follows (in terms of shekels of December 2002):

	2002 Plan	2001 Plan	2000 Plan	1999 Plan	1998 Plan	1997 Plan
	NIS	NIS	NIS	NIS	NIS	NIS
The maximum exercise period – 4 years	4.26	4.65	5.21			
The maximum exercise period – 5 years	4.75	5.25	5.86	5.38	4.94	7.07
The maximum exercise period – 6 years	5.22	5.80	6.46	5.89	5.42	7.65
The maximum exercise period - 7 years		6.33	7.02	6.35	5.85	8.18
Average	4.74	5.51	6.14	5.87	5.40	7.63

The economic value was calculated in accordance with the "Black and Scholes" formula, taking into account the closing prices of the Company's shares on the Stock Exchange on the dates on which the plans were approved by the Company's Board of Directors. The economic value, as stated, was calculated on the assumption that the options will be exercised on the last day of each exercise period, as well as on the basis of the following assumptions:

	2002 Plan	2001 Plan	2000 Plan	1999 Plan	1998 Plan	1997 Plan
	NIS	NIS	NIS	NIS	NIS	NIS
Closing price of share (Nominal NIS)	16.92	15.60	14.15	11.85	11.07	12.29
Standard deviation of the share calculated based on weekly yields during a six-month period	1.82%	1.30%	2.62%	4.17%	3.72%	5.21%
Annual discount rate	3.5%	5.0%	6.5%	6.0%	5.5%	6.0%

Note 12 – Shareholders' Equity (cont'd)

B. Stock options to employees of the Company and its subsidiaries (cont'd)

Regarding the 1998, 1999, 2000, 2001 and 2002 Plans, the calculated economic value does not take into account the possibility that the exercise price of the options will be less than the base exercise price. This fact increases the economic value of these options.

Set forth below is the movement in the options exercisable for shares of NIS 0.1 par value each:

	2002 Plan	2001 Plan	2000 Plan	1999 Plan	1998 Plan	1997 Plan	1995 Plan	Total
	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance of options as at January 1 2001		-	-	1,471,167	465,300	1,652,667	535,000	4,124,134
Options granted		621,120	7,583,500	-	-	-	-	8,204,620
Options exercised	-	-	-	-	(310,200)	(710,500)	(294,000)	(1,314,700)
Options cancelled	-	-	(1,303,000)	(269,166)	-	(256,667)	(142,000)	(1,970,833)
Balance of options as at December 31 2001	-	621,120	6,280,500	1,202,001	155,100	685,500	99,000	9,043,221
Options granted	1,088,184	-	-	-	-	-	-	1,088,184
Options exercised	-	-	-	(351,330)	-	(20,000)	(85,000)	(456,330)
Options cancelled	(43,125)	-	(828,000)	(60,000)	-	(304,500)	(14,000)	(1,249,625)
Balance of options as at December 31 2002	1,045,059	621,120	5,452,500	790,671	155,100	361,000	-	8,425,450

Exercise price as at December 31, 2002 for NIS 0.01 par value

	2002 Plan*	2001 Plan*	2000 Plan*	1999 Plan*	1998 Plan	1997 Plan
	NIS	NIS	NIS	NIS	NIS	NIS
First increment	16.11	15.30	12.79	9.12		
Second increment	16.11	13.38	12.79	9.12		14.21
Third increment	16.11	15.30	9.02	9.12	10.75	14.21
Fourth increment		15.30	12.79			

* After adjustment for dividend distributions.

C. Acquisition of Company shares by a subsidiary

During 1999, a wholly owned and fully controlled subsidiary of the Company acquired 8,864,801 ordinary shares of a par value of NIS 0.1 each of the Company, which represent 4.22% of the Company's issued share capital, for consideration of approximately NIS 97 million. Due to payment of a dividend out of pre-acquisition profits, the balance of the treasury shares at the balance sheet date amounts to NIS 87 million.

The amount of the aforesaid acquisitions are presented in the financial statements based on the "Treasury Stock" method, in accordance with Opinion 57 of the ICPAI.

Note 13 - Operating, Selling, Administrative and General Expenses

A. Composition

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Salaries and related employee benefits	660	709	**691**
Rent and municipal taxes	223	259	**271**
Depreciation and amortization	151	178	**190**
Advertising	77	85	**90**
Other expenses, net	334	342	**402**
	*1,445	*1,573	***1,644**
* After deducting suppliers reimbursements	56	73	**73**

B. Allowance for doubtful accounts in respect of trade receivables

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Balance at the beginning of the year	25	29	**32**
Charged to other expenses, net	4	3	**3**
Adjustments	-	-	**(4)**
Balance at end of year	29	32	**31**

Note 14 – Financing Income (Expenses), Net

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Profit from marketable securities	2	-	**3**
Interest expenses in respect of notes	-	-	**(24)**
Interest income in respect of long-term loans	3	2	**1**
Interest expenses in respect of long-term loans from banks and others	(30)	(29)	**(16)**
Interest expenses to banks for short-term monetary items, net	(5)	(6)	**(4)**
Erosion of capital notes to subsidiaries	-	-	**-**
Interest expenses in respect of short-term liabilities to subsidiaries	-	-	**-**
Interest income from erosion of net short-term debtors and creditors	5	9	**33**
	(25)	(24)	**(7)**

Note 15 - Other Income (Expenses), Net

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Impairment loss (1)	-	-	(181)
Gain (loss) on disposal of fixed assets, net	17	(2)	-
Write-off of buildings, improvements and equipment in respect of closed stores	(8)	-	(1)
Gain on sale of investment in proportionately consolidated company (2)	-	-	26
Write-off of goodwill	(1)	-	-
Other income (expenses), net	(1)	(1)	(10)
	7	(3)	(166)

(1) See Notes 5 and 6.
(2) See Note 3C.

Note 16 - Income Tax

A. Taxes under inflationary conditions

According to the Income Tax Law (Inflationary Adjustments) - 1985, results of operations for tax purposes are measured on a constant, or real, basis, according to increases in the CPI. The Company is assessed for taxes based on this law.

B. Benefits under the Law for the Encouragement of Industry

One of the Company's subsidiaries is an "industrial company" as defined in the Law for the Encouragement of Industry (Taxes) - 1969, and, as such, is entitled to accelerated depreciation rates for tax purposes.

Note 16 - Income Tax (cont'd)

C. Deferred taxes

Deferred taxes have been calculated using tax rates expected to be in effect at the time the deferred taxes are paid or utilized.

Composition:

	Vacation and recreation pay	Liabilities for employee severance benefits	Fixed assets	Losses for tax purposes	Other current items	Total
	Adjusted NIS (millions)					
Balance as at January 1, 2001	13	2	(56)	5	3	(33)
Changes during 2001 - Transferred to income statement	1	(2)	(15)	5	4	(7)
Balance as at December 31, 2001	14	-	(71)	10	7	(40)
Changes during 2002 - Current transfer to income statement	(1)	1	(13)	(9)	3	(19)
Transfer to income statement following initial implementation of Standard 15	-	-	55	-	1	56
Discontinuance of consolidation	-	-	2	-	-	2
Balance as at December 31, 2002	13	1	(27)	1	11	(1)

The deferred taxes are presented in the consolidated balance sheets as follows:

	December 31 2001	December 31 2002
	Adjusted NIS (millions)	
Current assets	31	**22**
Long-term liabilities	(71)	**(23)**
	(40)	**(1)**

D. Composition of income tax included in the consolidated statements of income

	Year ended December 31		
	2000	2001	**2002**
	Adjusted NIS (millions)		
Current taxes	99	102	**65**
Prior years' taxes	(4)	(1)	**(1)**
Deferred taxes	9	7	**(39)**
	104	108	**25**

Note 16 - Income Tax (cont'd)

E. Reconciliation of the theoretical tax on the consolidated adjusted income before taxes to the tax expense included in the consolidated statements of income

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Tax calculated at the rate of 36%	102	113	12
Increase (decrease) in respect of:			
Unallowable expenses (including depreciation and amortization)	4	5	3
Unallowable expenses due to the initial implementation of Standard 15	-	-	9
Tax exempt income	-	-	(2)
Utilization of previous years' tax losses for which no deferred taxes were provided	(1)	-	-
Deferred taxes in respect of prior years' income (losses)	5	(9)	2
Inflationary erosion of advance tax payments	-	-	1
Effect of inflationary tax laws	1	-	-
Reduced tax rate on sale of building	(3)	-	-
Tax rate differences in sale of investee	-	-	3
Taxes in respect of prior years	(4)	(1)	(3)
Taxes on income in the consolidated statements of income	104	108	25

F. Tax losses

A subsidiary has accumulated business losses for tax purposes of approximately NIS 3 million available for use in future years.

G. Final tax assessments of active companies

The Company and six subsidiaries have received final tax assessments (including self assessments regarded as final) up to and including the 1998 tax year.

A subsidiary has received final assessments up to and including the 1998 tax year.
A proportionately consolidated company has self assessments regarded as final up to and including the 1998 tax year.
Another proportionately consolidated company has received final assessments for years up to and including the 2000 tax year.

Note 17 – Company's Equity in Results of Investee Companies, Net

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Affiliated company (1)	-	(1)	(22)
	-	(1)	(22)

(1) The loss of the affiliated company arises mainly from impairment losses in respect of property in accordance with Standard 15. See also Note 3 A(1).

Note 18 - Rental Agreements

The minimum rentals (not including additional rentals computed as a percentage of sales and renewal options) linked to the CPI or to the U.S. dollar, and payable in future years by the Company or its investee companies, of which the Company is a guarantor, are in respect of long-term leases of stores and office premises, and are based on the terms in effect on the balance sheet date, as follows:

	December 31 2002
	Adjusted NIS (millions)
Within years subsequent to balance sheet date:	
First year	184
Second year	178
Third year	168
Fourth year	149
Fifth year	129
Sixth to tenth year	443
Eleventh to fifteenth year	221
Sixteenth to twenty-third year	133
	1,605
Including rentals to:	
Proportionately consolidated company	13
Affiliate	13
Interested parties	5

Note 19 - Contingent Liabilities and Commitments

A. Commitments to construct and purchase new store premises and to purchase equipment

	December 31 2002 Adjusted NIS (millions)
Linked to the Residential Building Costs Index	7
Linked to the CPI	58
In foreign currency or linked thereto	8
Unlinked	20
Total	93

B. Rental agreements

Contingent liabilities in the amount of NIS 175 million exist for the payment of rentals linked to the CPI or to the U.S. dollar in respect of long-term leases on stores (not including renewal options), subject to the completion of the construction by the lessors and taking possession of stores unencumbered by any operational limitations.

C. Legal proceedings

(1) Legal claims have been asserted against the Company, certain officers and directors and some of its subsidiaries, the majority of which relate to the ordinary course of business of the companies, including claims related to the cessation of employee/employer relationships. Similarly, claims for damages have been asserted against the Company in its role as an employer or an owner of real estate. Claims for damages are covered by adequate insurance policies. Based on the opinion of the Company's legal advisors provisions have been made which, in the Company's estimate, will cover these liabilities if they occur.

(2) On November 18, 2001, a request was filed with the Tel Aviv District Court for recognition as a class action suit of a claim concerning adherence to the Beverage Bottle Deposit Law (see F(5) below). The claim named the Beverage Bottle Collection Corporation Ltd. and the supermarket chains, including the Company. The claim was for monetary compensation of NIS 240 million. On January 13, 2003 the Court dismissed the request. The plaintiffs filed an appeal on the decision of the District Court with the Supreme Court. In the opinion of the Company's management, based on the opinion of its legal counsel and on the aforementioned Court ruling, the appeal presents a low degree of risk, and therefore no provision with respect thereto was recorded in the financial statements. A date has not yet been scheduled for a hearing on the appeal.

D. Investigation of the Restrictive Trade Practices Authority

On April 17, 2000, representatives of the Israel Antitrust Authority, the Restrictive Trade Practices Authority ("the Authority"), conducted a search at the offices of the Company, in connection with suspected restrictive trade practices among supermarket chains and suppliers. The Authority seized documents of the Company, including correspondence with suppliers, relating to the years 1996 - 2000. To the best of the Company's knowledge, two former executive officers of the Company, two executive officers and certain employees were questioned by the Authority.

On January 5, 2003 the Commissioner of Restrictive Trade Practices (hereinafter – the Commissioner) notified the Company in writing that he considers the automatic reduction in the purchase prices from suppliers, which is done due to local competition and without a prior agreement with the suppliers, to be a restrictive arrangement. The Company disagrees with the position of the Commissioner but has adjusted its operations according to his letter.

Note 19 - Contingent Liabilities and Commitments (cont'd)

D. Investigation of the Restrictive Trade Practices Authority (cont'd)

Other than the above, the Company has received no additional information from the Authority, and therefore, in management's opinion, based on the opinion of the Company's legal counsel, it is not possible at this stage to evaluate the outcome of the investigation and its ramifications for the Company's business.

E. Indemnification and insurance of officers

In accordance with the Company's Articles of Association, the Company will indemnify officers in respect of their responsibilities, subject to legal and other limitations.

F. Guarantees

(1) The Company and a subsidiary have guaranteed the liabilities of an affiliated company in the amount of NIS 27 million.

(2) The Company provided a bank guarantee in the amount of NIS 4 million to a banking institution, in respect of obligations of a subsidiary to the bank.

(3) As security for the liabilities of the Company and subsidiaries to various parties, the Company provided bank guarantees in the amount of NIS 2 million.

(4) As security for the registration in the purchaser's name of a building that was sold, the Company provided the purchaser with bank guarantees in the amount of NIS 1 million.

(5) On October 1, 2001 the Beverage Bottle Deposit Law, 1999 came into effect ("the Law").

The Company and other supermarket chains entered into an agreement with beverage manufacturers and importers for the establishment of a recycling corporation ("the Corporation"). The objective of the Corporation is to establish and operate a mechanism for the fulfillment of the requirements of the Law concerning repayment of deposits, bottle collection and recycling.
The Company provided the Corporation with a guarantee amounting to NIS 333 thousand and will provide an additional guarantee of NIS 333 thousand subsequent to the preparation of a business plan by the Corporation's Board of Directors.

See also Note 19 C(2) above.

Note 20 - Liens

A. As security for the liabilities of a subsidiary to a bank in the amount of NIS 26 million, the subsidiary placed an unlimited first level charge on its land and a fixed first level charge on its fixed and current assets in favor of the bank and the Company. (The relevant land, fixed and current assets are included in the consolidated financial statements at a value of NIS 42 million). Furthermore, a fixed first level charge was registered on the subsidiary's insurance rights and its rights to receive rental payments from the lessees of the land.

B. As security for the liabilities of a proportionately consolidated company to banks, which are included in the consolidated financial statements in the amount of NIS 48 million, the aforementioned company registered a fixed charge and first mortgage (unlimited in amount) on all of its property rights and specific rental agreements and a floating charge on all of its assets. The total assets of the proportionately consolidated company, which are included in the consolidated financial statements, amount to NIS 108 million.

Note 21 - Earnings Per Share

The par value of shares and net earnings used for the purpose of calculating the basic and diluted earnings per share are as follows:

	Year ended December 31		
	2000	2001	2002
	(NIS millions)		
Par value of shares *	20	21	20
Net earnings (loss) (adjusted NIS)	179	208	(14)

* After deducting treasury shares - see Note 12C.

Note 22 - Interested and Related Parties

A. Transactions with interested and related parties

The Company and its subsidiaries conduct business transactions in respect of the purchase of inventory and building construction services with interested and related parties in the ordinary course of business and on commercial terms.

The Securities Authority, using the authority granted to it under Section 64 3(D) of the Securities Regulations (Preparation of Annual Financial Statements) - 1993 has exempted the Company from disclosing transactions, other than in the case of extraordinary transactions, with companies held by interested parties.

B. Benefits to interested parties

	Year ended December 31		
	2000	2001	2002
Number of recipients			
Employed interested parties	1	1	1
Directors	8	9	8

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Amounts of benefits			
Employed interested parties - salary and benefits*	3	3	*4
Directors' fees	1	1	1

* Paid in accordance with employment agreement from August 4, 2002.
Subsequent to balance sheet date, on March 12, 2003, the CEO retired from the Company.
In respect of the issuance of options to interested parties see Note 12B.

Note 22 - Interested and Related Parties (cont'd)

C. The consolidated statement of income includes the following expenses relating to transactions with investee companies as follows:

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Rental expense:			
Proportionately consolidated companies	3	3	2
Affiliate	2	2	3

Note 23 - Differences between Israeli GAAP and U.S. GAAP

A. The consolidated financial statements of Super-Sol Ltd. conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States ("U.S. GAAP") as described below:

(1) Effect of inflation:

The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying Consolidated Financial Statements, as described in Note 1.

Such Israeli accounting principles measure the effect of price level changes in the Israeli economy.

U.S. GAAP does not provide for recognition of the effects of such price level changes. However, this adjustment is permitted by the Securities and Exchange Commission ("SEC") rules applicable to foreign private issuers. Such effects have not been included in the following reconciliation to US GAAP.

(2) Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company's Consolidated Financial Statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are to be accounted for by the equity method. Proportionate consolidation, however, is permitted by the SEC rules applicable to foreign private issuers. Such effects have not been included in the following reconciliation to U.S. GAAP. Note 3B.

(3) Stock options granted to employees:

As described in Note 12, certain options were granted at exercise prices which were lower than the fair market value of the Ordinary Shares on the date of the grant.

In accordance with Israeli GAAP, recording of compensation expense equal to the abovementioned difference is not required. Under U.S. GAAP, in accordance with Accounting Principles Board ("APB") No. 25 - recording of compensation expense is required over the expected vesting period. In October 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 123 - "Accounting for Stock Based Compensation" ("SFAS 123"), which establishes financial accounting and reporting standards for stock-based compensation plans. The Statement defines a fair-value based method of accounting for employee stock options. The Company elected to remain under the expense recognition provision of APB 25 for U.S. GAAP reporting purposes. Under U.S. GAAP most of the Company's option plans are determined to be variable plans and accordingly the benefit is remeasured during each reporting period and compensation expense recorded.

Note 23 - Differences between Israeli GAAP and U.S. GAAP

A. The consolidated financial statements of Super-Sol Ltd. conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States ("U.S. GAAP") as described below: (cont'd)

(4) Liability for employee rights upon retirement:

Under Israeli GAAP, amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds are deducted from the related severance pay liability.

Under U.S. GAAP, the amounts funded should be presented as other long-term assets and the amount of the liability should be presented as long-term liabilities.

(5) Deferred taxes on income:

Under Israeli GAAP the Company does not provide for deferred income taxes on differences between the financial reporting and income tax basis of fixed assets, for which the depreciation period is longer than 20 years, arising from adjustments for changes in the Israeli CPI. Under SFAS 109 - "Accounting for Income Taxes" ("SFAS 109"), a provision for income taxes is required to be made for all assets and liabilities that have a different basis for financial reporting and for income tax purposes.

(6) Gain on sale of investment in proportionately consolidated investee:

Under Israeli GAAP, the Company recognized a capital gain in 1999 of NIS 17 million arising from the dilution in shareholding in Avnat from 46.9% to 31.3% which is included in other income, net.

Avnat Ltd. ("Avnat") (which was a proportionately consolidated investee) owns a shopping mall. The Company has a lease agreement with Avnat to rent a store for 8 years with options to extend the lease for two further 8 year periods. Because the Company leases a portion of the shopping mall, the recognition of the gain as above was not permitted under U.S. GAAP (SFAS 98) due to a continuing involvement and accordingly the Company recognized the transaction as a financing transaction. Accordingly the Company's share of the proceeds of dilution (46.9% of NIS 65 million) was recorded as a debt and the investment continued to be shown in the balance sheet at its original amount. Therefore, under U.S. GAAP in the periods after the sale, the Company continued to record its original equity income, eliminated additional rental expense and recorded imputed interest on the above debt. This accounting method effectively deferred and amortized the gain over the rental period.

For purposes of the U.S. GAAP reconciliation, the Company has applied the financing method by reversing the NIS 17 million gain recognized for Israeli GAAP purposes, recognizing this amount as a liability and is amortizing this gain over the rental term (24 years). The Company has determined that other differences between Israeli GAAP and U.S. GAAP with respect to this transaction are not material.

On March 14, 2002, as described in Note 3C, the Company sold the remainder of its shares in Avnat and thus recognized the unamortized balance of the gain in the U.S. GAAP reconciliation for the year ended December 31, 2002.

(7) Dividends:

Under Israeli GAAP up to the year of 2001 dividends declared subsequent to balance sheet date were reflected as a current liability in the balance sheet. Since 2002, the liability in respect of a dividend declared or proposed subsequent to balance sheet date is reflected in the financial statements in the period declared which is similar to U.S. GAAP, where such dividends are recorded in the financial statements of the period declared.

Note 23 - Differences between Israeli GAAP and U.S. GAAP

A. The consolidated financial statements of Super-Sol Ltd. conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States ("U.S. GAAP") as described below: (cont'd)

(8) Earnings per share:

According to Israeli GAAP the dilutive effect of convertible securities is included in the computation of basic earnings per share if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the conversion and the discounted present value of the future proceeds derived from the exercise of the convertible securities.

Under U.S. GAAP, SFAS 128 specifies modifications to the calculations of earnings per share from that currently used by the Company. Under SFAS 128 basic earnings per share will be calculated based upon the weighted average number of Ordinary Shares actually outstanding, and diluted earnings per share will be calculated based upon the weighted average number of Ordinary Shares and other convertible securities outstanding.

(9) Treatment of marketable securities:

Marketable securities held for the short-term are stated at market value, in accordance with Israeli GAAP. Unrealized gains from securities classified as a current investment in accordance with Israeli GAAP are reflected in earnings. Proceeds from sale of marketable securities and investment in marketable securities are presented gross under investing activities in the statements of cash flows.

For U.S. GAAP purposes, the Company has determined, that its marketable securities should be classified as trading securities and stated at fair value, with unrealized gains and losses, reported in the statement of income. Under U.S. GAAP proceeds from sale of marketable securities and investment in marketable securities should be included net in the net cash generated by operating activities.

(10) Amortization of goodwill:

Under Israeli GAAP goodwill with indefinite lives is amortized in equal annual installments over a 10 year period from the date of acquisition. Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Under U.S. GAAP, according to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. The Company adopted the provisions of SFAS 142 from January 1, 2002.

(11) Impairment of assets:

The Company's financial statements for the year ended December 31, 2002 reflect early implementation of Israeli Accounting Standard 15 regarding impairment of assets (See Note 1M). According to this Standard, an impairment loss should be recognized for the amount by which the carrying amount of the assets exceeds their recoverable amount. The recoverable amount is the greater of the net selling price and the present value of estimated future cash flows expected to arise from the use and disposition of the assets.

Under U.S. GAAP, according to Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to result from the use of the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As a result, there are circumstances which would require an impairment loss to be recorded under Israeli GAAP but would not require an impairment loss to be recorded under U.S. GAAP.

Note 23 - Differences between Israeli GAAP and U.S. GAAP (cont'd)

B. The effect of the differences between Israeli GAAP and U.S. GAAP on the above mentioned items on the Consolidated Financial Statements is as follows:

(1) On the statement of income:

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Net earnings (loss) as reported under Israeli GAAP	179	205	**(14)**
Compensation expense in respect of stock options granted to employees	(4)	(17)	**19**
Gain on sale of investment in a proportionately consolidated investee	1	1	**16**
Impairment of assets	-	-	**114**
Current amortization of goodwill	-	-	**5**
Taxation effects on the foregoing adjustments – deferred taxes	7	5	**(41)**
Net earnings as per U.S. GAAP	183	194	**99**

(2) Number of shares used for the computation of earnings per share:

	Year ended December 31		
	2000	2001	2002
Under U.S. GAAP: Basic	201,659,791	202,038,248	**203,073,978**
Diluted	201,705,514	202,089,452	**203,207,242**

The difference between the number of shares for the purpose of calculation of primary earnings per share and diluted earnings per share results from employee stock options.

(3) On earnings per share:

	Year ended December 31		
	2000	2001	2002
	NIS		
Basic and diluted earnings (loss) per share: As reported under Israeli GAAP	0.88	1.01	**(0.07)**
As per U.S. GAAP	0.91	0.96	**0.49**

Note 23 - Differences between Israeli GAAP and U.S. GAAP (cont'd)

B. The effect of the differences between Israeli GAAP and U.S. GAAP on the above mentioned items on the Consolidated Financial Statements is as follows (cont'd):

(4) On balance sheet items:

	December 31, 2001			December 31, 2002		
	As reported under Israeli GAAP	Adjustments	As per U.S. GAAP	As reported under Israeli GAAP	Adjustments	As per U.S. GAAP
	Adjusted NIS (millions)					
Current assets	1,175	(3)	1,172	1,376	-	1,376
Fixed assets	2,584	-	2,584	2,414	107	2,521
Deferred expenses and other assets	109	50	159	97	58	155
Total assets	3,916	47	3,963	3,911	165	4,076
Deferred tax liability	71	(2)	69	23	42	65
Accrued employee severance benefits	5	50	55	7	46	53
Deferred income	-	34	34	-	18	18
Retained earnings	1,261	(60)	1,201	1,176	53	1,229
Capital reserves	498	25	523	500	6	506
Total liabilities and shareholders' equity	3,916	47	3,963	3,911	165	4,076

* Reclassified

(5) On statement of cash flows:

a. Cash flows from operating activities

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
As reported under Israeli GAAP	617	388	137
Net proceeds from sale (purchase) of marketable securities	60	-	(105)
As per U.S. GAAP	677	388	32

b. Cash flows from investing activities

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
As reported under Israeli GAAP	(331)	(323)	(377)
Net proceeds from sale of marketable securities	(60)	-	105
As per U.S. GAAP	(391)	(323)	(272)

Note 23 - Differences between Israeli GAAP and U.S. GAAP (cont'd)

B. The effect of the differences between Israeli GAAP and U.S. GAAP on the above mentioned items on the *Consolidated Financial Statements* is as follows (cont'd):

c. Cash paid for interest and income tax was as follows:

	Year ended December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Interest	37	42	**27**
Income tax	112	112	**82**

(6) Additional disclosure required by U.S. GAAP

Deferred taxes, net

	December 31		
	2000	2001	2002
	Adjusted NIS (millions)		
Balance, as reported under Israeli GAAP	(33)	(40)	**(1)**
Depreciable fixed assets	(12)	(12)	**(12)**
Stock options granted to employees	2	8	**-**
Deferred income on disposal of buildings	6	6	**6**
Deferred income on dilution resulting from issuance of shares in a proportionately consolidated investee	5	3	**-**
Net capital losses carried forward	5	2	**1**
Impairment of fixed assets	-	-	**(36)**
Valuation allowance	(5)	(2)	**(1)**
Balance, as per U.S. GAAP	(32)	(35)	**(43)**

List of Active Investee Companies

Percentages of equity and control based on the holdings of the Company and its subsidiaries

	Ownership %	Control %
Subsidiaries		
Katif B.M.	100	100
Hanetz - Exporters and Importers Ltd.	100	100
Hyper - Kol B.M.	100	100
Hevrat Hanechasim Shel Supersol B.M.	100	100
Orvani Hevra Lehashkaot B.M.	100	100
Gidron Taassiot B.M.	100	100
Hyper Reshet Hagal Hayarok B.M.	100	100
Super-Sol - Bailsol Hashkaot B.M.	50	51
Proportionately Consolidated Companies		
Israel Kanyonim Ltd.	50	50
Merkaz Hakirya (Ashdod 1995) Ltd.	50	50
Affiliated Company		
Bay Heart Ltd.	37	37

Shareholder Information

Stock Market Listing
Tel-Aviv Stock Exchange
Symbol: SAE

Corporate Headquarters
Super-Sol Ltd., 30 Shmotkin Binyamin St.,
Rishon Le-Zion 75363, Israel
Internet address: www.supersol.co.il

Shareholder Communications
Linda Shafir, Corporate Secretary
Super-Sol Ltd., PO Box 15103
Rishon Le-Zion 75050, Israel
Telephone: 972 3 948 1727
Facsimile: 972 3 950 5817
E-mail: lindas@supersol.co.il

Investor Relations
Itzik Zion, CFO
Telephone: 972 3 948 1527
Facsimile: 972 3 950 5824
E-mail: itzikz@supersol.co.il

Independent Auditors
KPMG Somekh Chaikin, Tel-Aviv





Super-Sol Ltd.
30 Shmotkin Binyamin St.,
Rishon Le-Zion 75363, Israel
http://www.supersol.co.il